                                                Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-48891
                                3,500,000 SHARES

   [LOGO]
                           TRANS WORLD ENTERTAINMENT
                                  CORPORATION
                                  COMMON STOCK

                           (PAR VALUE $.01 PER SHARE)
                            ------------------------

    Of the 3,500,000 shares of Common Stock offered hereby, 1,500,000 shares are being sold by the Company and 2,000,000 shares are being sold by the Selling Shareholder. See "Principal and Selling Shareholder". The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Shareholder.

    The last reported sale price of the Common Stock, which is quoted on the Nasdaq National Market under the symbol "TWMC", on April 27, 1998 was $26.94 per share. See "Price Range of Common Stock".

    SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
             ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                         INITIAL PUBLIC     UNDERWRITING      PROCEEDS TO     PROCEEDS TO SELLING
                                         OFFERING PRICE     DISCOUNT(1)        COMPANY(2)       SHAREHOLDER(3)
                                        ----------------  ----------------  ----------------  -------------------
Per Share.............................            $26.25             $1.32            $24.93              $24.93
Total(3)..............................       $91,875,000        $4,620,000       $37,395,000         $49,860,000

------------------------

(1) The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".

(2) Before deducting estimated expenses of $644,000 payable by the Company.

(3) The Selling Shareholder has granted the Underwriters an option for 30 days to purchase up to an additional 525,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price, underwriting discount and proceeds to the Selling Shareholder will be $105,656,250, $5,313,000 and $62,948,250, respectively.
    See "Underwriting".
                            ------------------------

    The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York on or about May 1, 1998, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.

              DONALDSON, LUFKIN & JENRETTE
                    SECURITIES CORPORATION

                                           NATIONSBANC MONTGOMERY SECURITIES LLC

                                                         EVEREN SECURITIES, INC.
                               ------------------

                 The date of this Prospectus is April 28, 1998.

                              [inside front cover]

           [COLOR MAP OF UNITED STATES PLOTTED WITH STORE LOCATIONS]

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THIS OFFERING. IN ADDITION, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS, IF ANY) ALSO MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 UNDER THE SECURITIES EXCHANGE ACT OF 1934. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS THE CONTEXT OTHERWISE REQUIRES,
(I) ALL REFERENCES TO THE COMPANY INCLUDE THE COMPANY AND ITS CONSOLIDATED SUBSIDIARIES, (II) REFERENCES HEREIN TO YEARS ARE TO THE FISCAL YEARS OF THE COMPANY WHICH END ON THE SATURDAY NEAREST JANUARY 31 OF THE FOLLOWING CALENDAR YEAR, (III) THE INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED, AND (IV) ALL REFERENCES TO THE NUMBER OF SHARES OF COMMON STOCK AND PER SHARE AMOUNTS HAVE BEEN ADJUSTED TO REFLECT A TWO-FOR-ONE STOCK SPLIT OF THE COMMON STOCK EFFECTED ON DECEMBER 15, 1997.

                                  THE COMPANY

GENERAL

    Trans World Entertainment Corporation (the "Company") is one of the largest music and video specialty retailers in the United States. The Company offers a wide selection of entertainment products, including compact discs, audio cassettes and videocassettes, digital versatile discs ("DVD") and related accessories. At January 31, 1998, the Company operated 539 stores in 34 states, the District of Columbia and the U.S. Virgin Islands, with the majority of its stores concentrated in the Eastern half of the United States. The Company operates its stores under two real estate categories: mall and non-mall. Mall stores include "Record Town," "Saturday Matinee" and "F.Y.E. For Your Entertainment" ("F.Y.E."). Non-mall stores include "Coconuts," "Strawberries" and "Planet Music."

    In the early 1990s, music retailers aggressively expanded their store base, which led to an overcapacity of music and video product selling space in the United States. Furthermore, entry into this category by mass-merchants and consumer electronics stores, which enacted loss-leader pricing strategies to increase store traffic, adversely impacted sales and gross margins of music specialty retailers.

    In the fourth quarter of 1994, management concluded that these events were adversely affecting the Company's operations. Management's ability to identify these trends at an early stage enabled the Company to undertake a repositioning program (the "Repositioning"), which included closing and relocating underperforming stores, opening profitable new stores, improving operating efficiencies and reducing debt levels. In order to reduce its portfolio of stores to a strong core of profitable locations in desirable markets, the Company closed or relocated a total of 342 stores through January 31, 1998. An additional 62 stores are forecasted to be closed or relocated in 1998. In conjunction with the Repositioning, the Company increased sales and net income by 18.6% and 189.7%, respectively, in 1997 over 1996. As a result, the Company is now in a stronger financial condition and is well-positioned to continue to execute its business strategy.

BUSINESS STRATEGY

    The Company's strategy is to increase sales and net income through a combination of new store openings, relocation of existing stores, merchandising and marketing initiatives and strategic acquisitions.

    MALL STORES. The Company's mall stores have been designed to offer consumers a fun and exciting shopping experience. In the mall stores, the Company puts an emphasis on a strong in-store presentation, broad product selection and competitive pricing to attract the casual impulse buyer. The Company's strategy for mall stores is to operate profitable stores in high traffic locations while controlling occupancy costs. The Company intends to concentrate on combination music/video stores which offer the customer a more extensive product selection as well as an entertaining shopping environment.

Larger Record Town/Saturday Matinee combination stores ("Combination Stores") and the F.Y.E. multimedia superstores are the Company's primary vehicles for growth in mall stores. The Company believes that the economies of scale and greater merchandising opportunities provided by large multimedia stores will permit the Company to achieve greater sales and profits than it could in smaller store formats.

    NON-MALL STORES. The Company's non-mall stores target the serious music shopper and offer a broad and deep product selection. The Company believes there is still significant growth potential in certain markets where it already has substantial market share. Such markets include New England, the Mid-Atlantic states, the Midwest, specifically Ohio and Illinois, and the New York metropolitan area. By clustering non-mall stores in those markets, the Company is able to take advantage of economies of scale in advertising, distribution and other overhead expenses.

    REAL ESTATE. The Company believes that it has favorable relationships with the real estate developer community at both the local and national levels, and that it is known for delivering exciting retail stores that add value to any retail environment. The Company will continue to capitalize on its financial strengths and on its dominant market position within its target markets to negotiate favorable lease terms in prime store locations.

    MERCHANDISING AND MARKETING INITIATIVES. The Company's primary goal in merchandising and marketing is to provide its customers a fun and exciting shopping experience. The Company continuously develops merchandising and marketing programs to attract both the casual impulse shopper as well as the serious music shopper. Examples of these initiatives include in-store artist appearances, exclusive product offerings and a music selection tailored to the local market.

    ACQUISITIONS. The Company believes that its experienced management team and financial strength have positioned it to be a leader in any consolidation of the music specialty retail industry. The Company's acquisition strategy focuses on acquiring those music specialty retailers that allow the Company to leverage its strengths and that can be acquired on terms consistent with its financial objectives. In October 1997, the Company acquired 90 out of a total of 118 stores owned by Strawberries, Inc., a privately held non-mall music specialty retailer operating primarily in New England.

                                  THE OFFERING

Common Stock offered by the Company..........  1,500,000 shares

Common Stock offered by the Selling
  Shareholder................................  2,000,000 shares(1)

    Total....................................  3,500,000 shares(1)

Common Stock to be outstanding after the
  Offering...................................  21,244,569 shares(2)

Nasdaq National Market symbol................  TWMC

Use of the proceeds by the Company...........  The net proceeds to the Company from the
                                               Offering are expected to be used to reduce
                                               outstanding indebtedness under the Revolving
                                               Credit Facility (as defined) and for general
                                               corporate purposes. Amounts repaid under the
                                               Revolving Credit Facility are available for
                                               reborrowing. See "Use of Proceeds."

------------------------

(1) Assumes that the over-allotment option granted by the Selling Shareholder to the Underwriters is not exercised. See "Underwriting."

(2) Based upon shares of Common Stock outstanding as of January 31, 1998. Excludes (i) 2,984,741 shares issuable upon the exercise of stock options outstanding as of January 31, 1998, (ii) 510,974 shares reserved for issuance for future employee stock option grants and (iii) 328,000 shares reserved for issuance for future director stock option grants. At its annual meeting of shareholders to be held in June 1998, the Company intends to seek shareholder approval of a new employee stock option plan that would permit the issuance of options to acquire up to an aggregate of 1,000,000 shares of Common Stock.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following table sets forth consolidated summary financial data and other operating information of the Company. The summary income statement for the five fiscal years ended January 31, 1998 and the summary balance sheet data as of January 31, 1998 set forth below are derived from the audited consolidated financial statements of the Company. The summary consolidated financial data should be read in conjunction with the Company's audited consolidated financial statements and notes thereto and other financial information included herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                     FISCAL YEAR ENDED(1)
                                               ----------------------------------------------------------------
                                                JAN. 31,      FEB. 1,       FEB. 3,     JAN. 28,     JAN. 29,
                                                  1998          1997         1996         1995         1994
                                               -----------  ------------  -----------  -----------  -----------

                                                     (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
INCOME STATEMENT DATA:
Sales........................................  $   571,314  $    481,657  $   517,046  $   536,840  $   492,553
Cost of sales................................      361,422       308,952      340,754      341,422      307,834
                                               -----------  ------------  -----------  -----------  -----------
Gross profit.................................      209,892       172,705      176,292      195,418      184,719
Selling, general and administrative
  expenses...................................      155,678       136,084      150,628      158,637      147,644
Restructuring charge(2)......................           --            --       35,000       21,000           --
Depreciation and amortization................       15,156        14,134       16,125       16,932       14,655
                                               -----------  ------------  -----------  -----------  -----------
Income (loss) from operations................       39,058        22,487      (25,461)      (1,151)      22,420
Interest expense.............................        4,995        10,767       14,222        9,540        5,971
                                               -----------  ------------  -----------  -----------  -----------
Income (loss) before income taxes............       34,063        11,720      (39,683)     (10,691)      16,449
Income tax expense (benefit).................       13,489         4,618      (14,310)      (4,435)       6,626
                                               -----------  ------------  -----------  -----------  -----------
Net income (loss)............................  $    20,574  $      7,102  $   (25,373) $    (6,256) $     9,823
                                               -----------  ------------  -----------  -----------  -----------
                                               -----------  ------------  -----------  -----------  -----------

Basic earnings (loss) per share(3)...........  $      1.05  $       0.36  $     (1.30) $     (0.32) $      0.51
                                               -----------  ------------  -----------  -----------  -----------
                                               -----------  ------------  -----------  -----------  -----------

Weighted average number of shares
  outstanding(3).............................       19,655        19,514       19,452       19,402       19,446

Diluted earnings (loss) per share (3)(4).....  $      0.99  $       0.36  $     (1.30) $     (0.32) $      0.50
                                               -----------  ------------  -----------  -----------  -----------
                                               -----------  ------------  -----------  -----------  -----------
Adjusted weighted average number of shares
  outstanding (3)(4).........................       20,688        19,798       19,452       19,402       19,497

OPERATING DATA:
Number of stores open at end of period
    Mall.....................................          340           357          379          431          443
    Non-mall.................................          199           122          163          253          241
                                               -----------  ------------  -----------  -----------  -----------
    Total....................................          539           479          542          684          684
Comparable store sales increase (decrease)
  (5)........................................         10.2%          3.6%        (3.5)%         1.1%        (2.1)%
Total square footage (in thousands)..........        2,442         2,008        2,140        2,544        2,414

                                                                                              JAN. 31, 1998
                                                                                        -------------------------
                                                                                                         AS
                                                                                         ACTUAL     ADJUSTED(6)
                                                                                        ---------  --------------

                                                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.......................................................................  $  89,853    $   91,604
Total assets..........................................................................    371,583       373,334
Long-term debt and capital lease obligations, including current portion...............     41,508         6,508
Shareholders' equity..................................................................    122,965       159,716

------------------------

(1) Each year consisted of 52 weeks, except the fiscal year ended February 3, 1996, which consisted of 53 weeks.

(2) The restructuring charge includes the write-down of assets, estimated cash payments to landlords for the early termination of operating leases, and the cost for returning products to the Company's distribution center and vendors. The charge also includes estimated legal, lender and consulting fees.

(3) All share and per share amounts have been adjusted for all periods to reflect a two-for-one stock split approved by the Board of Directors on November 14, 1997, which was effected in the form of a 100% stock dividend on December 15, 1997.

(4) In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, which requires the disclosure of basic earnings per share and diluted earnings per share.

(5) A store is included in comparable store sales calculations at the beginning of its 13th full month of operation.

(6) Adjusted to give effect to the sale of 1,500,000 shares of Common Stock by the Company in the Offering at a public offering price of $26.25 per share less estimated underwriting discount and offering expenses and the application of the proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN EVALUATING AN INVESTMENT IN THE COMMON STOCK.

COMPETITION

    The prerecorded music and video specialty retail industry is highly competitive with numerous chains and discount stores selling prerecorded music and video merchandise. Several large national retail chains that operate book or electronics superstores have expanded their product lines to include music and video departments in an effort to increase store traffic. As a result of deep discounting by competitors, many music specialty retailers, including the Company, have experienced financial difficulties which have resulted in reduced sales and profitability and corporate restructurings. Since 1994, the Company has pursued an aggressive repositioning plan which included closing and relocating underperforming stores, improving operating efficiencies and reducing its level of debt during which time the Company's stock price and perceived market outlook dropped significantly. Although the Company has improved the performance of its store base, there can be no assurance that the repositioning will continue to allow the Company to compete successfully in a competitive environment. Furthermore, although deep discount pricing by retailers of entertainment products abated in 1997, there can be no assurance that if such practice returns, the Company will continue to achieve satisfactory gross margins while remaining competitive.

CONTROL BY AND DEPENDENCE ON KEY PERSONNEL

    The selling shareholder, Robert J. Higgins (the "Selling Shareholder"), serves as the President, Chief Executive Officer and Chairman of the Board of Directors of the Company, and owns approximately 52.3% of the outstanding Common Stock as of January 31, 1998. After completion of the Offering, the Selling Shareholder will own 39.2% of the outstanding Common Stock (36.7% if the over-allotment option granted by the Selling Shareholder to the Underwriters is exercised in full) and will continue to effectively control the Company. His ownership will allow him to predominate in any vote requiring a majority of the Company's outstanding shares, such as any vote to amend the Certificate of Incorporation, and also any votes affecting the election of directors or, indirectly, any proposed business combination requiring approval under applicable provisions of New York's Business Corporation Law. See "Principal and Selling Shareholder" and "Description of Capital Stock."

    The Company is dependent on the active participation of Mr. Higgins in the Company's operations and its strategic planning for expansion opportunities. The loss of his services could have a material adverse effect on the Company.

GROWTH STRATEGY

    The opening of new stores is contingent upon the availability of desirable locations and the negotiation of suitable lease terms, and the acquisition of stores is dependent upon the availability of desirable stores at acceptable prices. The success of any expansion will depend on business conditions, the availability of desirable sites obtainable on an acceptable economic basis, the ability to expand internal systems to accommodate the Company's growth and manage the Company's increased distribution demands the ability to attract and retain qualified managers and sales associates and the availability of sufficient capital. Further, acquisitions may involve a number of special risks, including diversion of management's attention, the inability to integrate successfully any acquired business, the incurrence of legal liabilities and unanticipated events or circumstances, some or all of which could have a material adverse effect on the Company's results of operations, financial condition, business and prospects. See "Business."

AVAILABILITY OF HIT PRODUCTS

    Entertainment product sales are dependent to some extent upon the availability of hit products, which can create cyclical trends that do not necessarily follow trends in the general economy. It is not possible to determine the timing of these cycles or the future availability of hit products. The availability of hit products is important for generating customer traffic in the Company's stores. During recent years, industry growth and sales of music and video products slowed due to the lack of strong new releases. Although the situation in the music industry improved in 1997, the Company has no control over the availability and strength of hit products and is dependent upon the major music and movie producers continuing to produce current hits. To the extent that current hits are not available, or not available at prices attractive to consumers, the Company's business may be adversely affected.

NEW TECHNOLOGIES

    The emergence of new technologies and the switch of consumers from one technology to another, such as the shift from records to audio cassettes, and the later shift from cassettes to compact discs, may reduce sales and profit margins of existing technologies. The Company intends to monitor carefully such technology shifts and to adjust as necessary to respond to customer demand. Sales may be adversely affected and product returns may be increased if the Company is unable to effectively manage this transition. There can be no assurance that the Company will be successful in interpreting the desires of consumers or predicting which of any new technologies or formats will be accepted by consumers. Although the Company believes that new technologies such as DVD products may contribute to sales growth, there can be no assurance that DVD will gain significant consumer acceptance generally or among the Company's customers. Even if DVD is successful, any significant impact on sales may not be seen for several years.

    In addition to the emergence of new technologies affecting product offerings, emerging technologies are facilitating the offering by the internet, cable companies, direct broadcast satellite companies, telephone companies and other telecommunications companies of a wide selection of music and video services to consumers. The Company expects this trend to continue. There is no assurance that these new technologies will not have an adverse impact on sales.

DIVIDENDS

    The Company has never declared or paid cash dividends on its Common Stock. The Revolving Credit Facility sets certain restrictions on the payment of cash dividends. Any future determination as to the payment of dividends would depend upon capital requirements and limitations imposed by the Revolving Credit Facility and such other factors as the Board of Directors of the Company may consider.

SEASONALITY

    The Company's business is highly seasonal. The fourth quarter constitutes the Company's peak selling period. In 1997, the fourth quarter accounted for approximately 42% of annual sales and substantially all of net income. In anticipation of increased sales activity during these months, the Company purchases substantial amounts of inventory and hires a significant number of temporary employees to bolster its permanent store staff. If for any reason the Company's net sales were below seasonal norms during the fourth quarter, including as a result of merchandise delivery delays due to receiving or distribution problems, the Company's operating results, particularly operating and net income, could be adversely affected. The fourth quarter percentage of annual sales in 1997 was higher than normal due to the Strawberries acquisition in October 1997. Quarterly results are affected by the timing and strength of new releases, the timing of holidays, new store openings and sales performance of existing stores. There can be no assurance that economic conditions will not adversely affect the Company's sales and earnings, particularly during the fourth quarter of the year.

RELATIONSHIPS WITH VENDORS

    The Company purchases inventory for its stores from approximately 450 suppliers. Approximately 68% of purchases were made from its six largest vendors in 1997. In the past, the Company has not experienced difficulty in obtaining satisfactory sources of supply, and management believes that it will retain access to adequate sources of supply. However, a loss of a major supplier could cause a possible loss of sales, which would have an adverse effect on operating results and result in a decrease in vendor support for the Company's advertising programs.

YEAR 2000 COMPLIANCE

    The Company has assessed its systems and equipment with respect to Year 2000 compliance and has developed a project plan. Many of the Year 2000 issues, including the processing of credit card transactions, have been addressed. The remaining Year 2000 issues will be addressed either with scheduled system upgrades or through the Company's internal systems development staff. The incremental costs will be charged to expense as incurred and are not expected to have a material impact on the financial position or results of operations of the Company. However, the Company could be adversely impacted if Year 2000 modifications are not properly completed by either the Company or its vendors, banks or any other entity with whom the Company conducts business.

POSSIBLE VOLATILITY OF STOCK PRICE

    The market price of the Company's Common Stock, which is quoted on the Nasdaq National Market, may be subject to significant fluctuations in response to operating results, comparable store sales announcements, announcements by competitors and other factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These market fluctuations, as well as general economic conditions, may adversely affect the market price of the Common Stock.

FORWARD-LOOKING STATEMENTS

    The information herein contains forward-looking statements that involve a number of risks and uncertainties. A number of factors could cause actual results, performance, achievements of the Company, or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, the competitive environment in the entertainment industry, especially for music and video product, inflation, changes in costs of goods and services, economic conditions in general and in the Company's business, demographic changes, changes in prevailing interest rates and the availability of and terms of financing to fund the anticipated growth of the Company's business, the ability to attract and retain qualified personnel, changes in the Company's acquisition and capital expenditure plans, and other factors referenced herein and in the Company's filings with the Commission. In addition, such forward-looking statements are necessarily dependent upon assumptions, estimates and dates that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized. Forward-looking statements can be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates," "intends" or the negative of any thereof, or other variations thereon or comparable terminology, or by discussions of strategy or intentions. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

                                USE OF PROCEEDS

    The net proceeds of the offering received by the Company, after deducting estimated offering expenses and underwriting discount, are estimated to be $36,751,000, based on a public offering price of $26.25 per share.

    Such proceeds will initially be used to reduce indebtedness under the Revolving Credit Facility by and among Congress Financial Corporation, as lender, the Company and its subsidiary, Record Town, Inc., as borrowers (the "Revolving Credit Facility") and for general corporate purposes. As of January 31, 1998, approximately $35 million of long-term debt was outstanding under the Revolving Credit Facility, bearing interest at the Eurodollar interest rate plus 1.75% (7.69% at January 31, 1998). Amounts repaid under the Revolving Credit Facility may be reborrowed for store expansion requirements, such as investments in additional stores, fixtures and inventory, for general corporate purposes and for future acquisition or investment opportunities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    The Company will not receive any of the proceeds from the shares being sold by the Selling Shareholder.

                          PRICE RANGE OF COMMON STOCK

    The Company's initial public offering was completed on July 24, 1986, and since that date the shares of the Company's Common Stock have been traded on the over-the-counter market and quoted on the Nasdaq National Market under the symbol "TWMC." As of January 31, 1998, there were approximately 400 shareholders of record. The following table sets forth high and low last reported sale prices for each fiscal quarter during the period from Feb. 3, 1996 through April 27, 1998.

                         LAST SALE
                     ------------------
                      HIGH        LOW
                     -------    -------
FISCAL YEAR 1996:
    1st Quarter..... $ 2 5/8    $ 1 1/4
    2nd Quarter.....   3 5/8      2 1/4
    3rd Quarter.....   4 3/8      2 9/16
    4th Quarter.....   4 1/16     3 1/8
FISCAL YEAR 1997:
    1st Quarter..... $ 6 3/16   $ 3 5/8
    2nd Quarter.....   9 5/8      5 15/16
    3rd Quarter.....  16 3/8      9 1/16
    4th Quarter.....  28 1/8     14 5/8
FISCAL YEAR 1998:
    1st Quarter
      (through April
      27, 1998)..... $32 15/16  $24

    On April 27, 1998, the last reported sale price of the Common Stock on the Nasdaq National Market was $26.94 per share.

                                DIVIDEND POLICY

    The Company has never declared or paid cash dividends on its Common Stock. The Revolving Credit Facility sets certain restrictions on the payment of cash dividends. Any future determination as to the payment of dividends would depend upon capital requirements and limitations imposed by the Revolving Credit Facility and such other factors as the Board of Directors of the Company may consider.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of January 31, 1998 and as adjusted to give effect to the sale of the Common Stock offered by the Company at a public offering price of $26.25 per share, less estimated underwriting discount and offering expenses and the application of the proceeds therefrom. This table should be read in conjunction with the consolidated financial statements and notes thereto incorporated by reference herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                       JANUARY 31, 1998
                                                                  --------------------------
                                                                   ACTUAL    AS ADJUSTED (1)
                                                                  ---------  ---------------

                                                                        (IN THOUSANDS)
Long-term debt and capital lease obligations, including current
  portion.......................................................  $  41,508    $     6,508
Shareholders' equity:
    Preferred stock, $.01 par value; 5,000,000 shares
      authorized; none issued...................................         --             --
    Common stock, $.01 par value; 50,000,000 shares authorized;
      19,815,357 shares issued; 21,315,357 shares issued, as
      adjusted(2)...............................................        198            213
Additional paid-in capital......................................     25,386         62,122
Unearned compensation--restricted stock.........................       (175)          (175)
Treasury stock at cost (70,788 shares)..........................       (394)          (394)
Retained earnings...............................................     97,950         97,950
                                                                  ---------  ---------------
        Total shareholders' equity..............................    122,965        159,716
                                                                  ---------  ---------------
Total capitalization............................................  $ 164,473    $   166,224
                                                                  ---------  ---------------
                                                                  ---------  ---------------

------------------------

(1) Reflects the sale of the Common Stock offered by the Company and the application of the net proceeds therefrom.

(2) Excludes (i) 2,984,741 shares issuable upon the exercise of stock options outstanding as of January 31, 1998, (ii) 510,974 shares reserved for issuance for future employee stock option grants and (iii) 328,000 shares reserved for issuance for future director stock option grants. At its annual meeting of shareholders to be held in June 1998, the Company intends to seek shareholder approval of a new employee stock option plan that would permit the issuance of options to acquire up to an aggregate of 1,000,000 shares of Common Stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following table sets forth selected consolidated financial data and other operating information of the Company. The selected income statement and balance sheet data for the five fiscal years ended January 31, 1998 set forth below are derived from the audited consolidated financial statements of the Company. The selected consolidated financial data should be read in conjunction with the Company's audited consolidated financial statements and notes thereto and other financial information included herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                               FISCAL YEAR ENDED(1)
                                                         ----------------------------------------------------------------
                                                          JAN. 31,      FEB. 1,       FEB. 3,     JAN. 28,     JAN. 29,
                                                            1998          1997         1996         1995         1994
                                                         -----------  ------------  -----------  -----------  -----------

                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Sales..................................................  $   571,314  $    481,657  $   517,046  $   536,840  $   492,553
Cost of sales..........................................      361,422       308,952      340,754      341,422      307,834
                                                         -----------  ------------  -----------  -----------  -----------
Gross profit...........................................      209,892       172,705      176,292      195,418      184,719
Selling, general and administrative expenses...........      155,678       136,084      150,628      158,637      147,644
Restructuring charge(2)................................           --            --       35,000       21,000           --
Depreciation and amortization..........................       15,156        14,134       16,125       16,932       14,655
                                                         -----------  ------------  -----------  -----------  -----------
Income (loss) from operations..........................       39,058        22,487      (25,461)      (1,151)      22,420
Interest expense.......................................        4,995        10,767       14,222        9,540        5,971
                                                         -----------  ------------  -----------  -----------  -----------
Income (loss) before income taxes......................       34,063        11,720      (39,683)     (10,691)      16,449
Income tax expense (benefit)...........................       13,489         4,618      (14,310)      (4,435)       6,626
                                                         -----------  ------------  -----------  -----------  -----------
Net income (loss)......................................  $    20,574  $      7,102  $   (25,373) $    (6,256) $     9,823
                                                         -----------  ------------  -----------  -----------  -----------
                                                         -----------  ------------  -----------  -----------  -----------
Basic earnings (loss) per share(3).....................  $      1.05  $       0.36  $     (1.30) $     (0.32) $      0.51
                                                         -----------  ------------  -----------  -----------  -----------
                                                         -----------  ------------  -----------  -----------  -----------

Weighted average number of shares outstanding(3).......       19,655        19,514       19,452       19,402       19,446

Diluted earnings (loss) per share(3)(4)................  $      0.99  $       0.36  $     (1.30) $     (0.32) $      0.50
                                                         -----------  ------------  -----------  -----------  -----------
                                                         -----------  ------------  -----------  -----------  -----------
Adjusted weighted average number of shares
  outstanding(3)(4)....................................       20,688        19,798       19,452       19,402       19,497

BALANCE SHEET DATA (at end of period):
Working capital........................................  $    89,853  $     81,247  $    78,773  $    93,431  $   101,538
Total assets...........................................      371,583       310,053      390,331      426,939      380,264
Current portion of long-term obligations...............           99         9,557        3,420        6,618        3,695
Long-term obligations..................................       41,409        50,490       60,364       66,441       73,098
Shareholders' equity...................................      122,965       101,362       94,104      119,477      126,074

------------------------------

(1) Each year consisted of 52 weeks, except the fiscal year ended February 3, 1996, which consisted of 53 weeks.

(2) The restructuring charge includes the write-down of assets, estimated cash payments to landlords for the early termination of operating leases, and the cost for returning product to the Company's distribution center and vendors. The charge also includes estimated legal, lender and consulting fees.

(3) All share and per share amounts have been adjusted for all periods to reflect a two-for-one stock split approved by the Board of Directors on November 14, 1997, which was effected in the form of a 100% stock dividend on December 15, 1997.

(4) In 1997, the Financial Accounting Standards Board issued SFAS No. 128 which requires the disclosure of basic earnings per share and diluted earnings per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    In the early 1990s, music retailers aggressively expanded their store base, which led to an overcapacity of music and video product selling space in the United States. Furthermore, entry into this category by mass-merchants and consumer electronics stores, which enacted loss-leader pricing strategies to increase store traffic, adversely impacted sales and gross margins of music specialty retailers.

    In the fourth quarter of 1994, management concluded that these events were adversely affecting the Company's operations. Management's ability to identify these trends at an early stage enabled the Company to undertake a repositioning program (the "Repositioning"), which included closing and relocating underperforming stores, opening profitable new stores, improving operating efficiencies and reducing debt levels. In order to reduce its portfolio of stores to a strong core of profitable locations in desirable markets, the Company closed or relocated a total of 342 stores through January 31, 1998. An additional 62 stores are forecasted to be closed or relocated in 1998. In conjunction with the Repositioning, the Company increased sales and net income by 18.6% and 189.7%, respectively, in 1997 over 1996. As a result, the Company is now in a stronger financial condition and is well-positioned to continue to execute its business strategy.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, certain income and expense items as a percentage of sales;

                                                    FISCAL YEAR ENDED
                                      ---------------------------------------------
                                        JANUARY 31,     FEBRUARY 1,    FEBRUARY 3,
                                           1998            1997           1996
                                      ---------------  -------------  -------------
Sales...............................         100.0%          100.0%         100.0%
                                             -----           -----          -----
Gross profit........................          36.7            35.9           34.1
Selling, general and administrative
  expenses..........................          27.2            28.3           29.1
Restructuring charge................           0.0             0.0            6.8
Depreciation and amortization.......           2.7             2.9            3.1
                                             -----           -----          -----

Income (loss) from operations.......           6.8             4.7           (4.9)
Interest expense....................           0.8             2.2            2.8
                                             -----           -----          -----

Net (loss) before income taxes......           6.0             2.5           (7.7)
Income tax expense (benefit)........           2.4             1.0           (2.8)
                                             -----           -----          -----

Net income (loss)...................           3.6%            1.5%          (4.9)%
                                             -----           -----          -----
                                             -----           -----          -----

Change in comparable store sales....          10.2%            3.6%          (3.5  )%
                                             -----           -----          -----
                                             -----           -----          -----

FISCAL YEAR ENDED JANUARY 31, 1998 ("1997")

COMPARED TO FISCAL YEAR ENDED FEBRUARY 1, 1997 ("1996")

    SALES. The Company's sales increased $89.7 million, or 18.6%, from 1996. The increase was primarily attributable to a comparable store sales increase of 10.2%, a sales increase of 8.4% resulting from the acquisition of 90 Strawberries stores in October 1997, and the opening of 48 stores partially offset by the closing of 78 stores. Management attributes the comparable store sales increase primarily to its strategic decision to eliminate unprofitable stores and focus on customer service, superior retail locations, inventory management and merchandise presentation. Sales by product configuration are shown in the following table:

                                                                    FISCAL YEAR ENDED
                                                      ---------------------------------------------
                                                        JANUARY 31,     FEBRUARY 1,    FEBRUARY 3,
                                                           1998            1997           1996
                                                      ---------------  -------------  -------------
Compact discs.......................................          55.5%           50.1%          49.2%
Prerecorded audio cassettes.........................          18.9            22.2           25.5
Prerecorded video...................................          16.3            18.6           16.7
Other...............................................           9.3             9.1            8.6
                                                             -----           -----          -----
    Total...........................................         100.0%          100.0%         100.0%

    For 1997, comparable store sales increased 11.0% for mall stores and 9.6% for non-mall stores. By product configuration, comparable store sales increased 11.4% in music and 2.6% in video.

    GROSS PROFIT. Gross profit, as a percentage of sales, increased to 36.7% in 1997 from 35.9% in 1996 as a result of reduced merchandise shrinkage and increased purchase discounts combined with a strong performance from higher margin catalog sales.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses ("SG&A"), as a percentage of sales, decreased to 27.2% in 1997 from 28.3% in 1996. The 1.1% decrease can be attributed to the leverage of SG&A expenses on the 10.2% comparable store sales increase, as well as the overall sales increase.

    INTEREST EXPENSE. Interest expense decreased 53.6% to $5.0 million in 1997 from $10.8 in 1996. The decrease is due to lower average outstanding borrowings and lower interest rates due to the refinancing completed during the year.

    INCOME TAX EXPENSE.  The effective income tax rate was 39.6% in 1997. See
Note 4 of Notes to Consolidated Financial Statements for a reconciliation of the statutory tax rate to the Company's effective tax rate.

    NET INCOME. In 1997, the Company's net income increased to $20.6 million compared to a net income of $7.1 million in 1996. The improved bottom line performance can be attributed to the profitability of the additional stores and the ongoing success of the Company's restructuring plan. Additionally, the Company benefited from a comparable store sales increase, higher gross margin rate and improved leverage of SG&A expenses.

FISCAL YEAR ENDED FEBRUARY 1, 1997 ("1996")

COMPARED TO FISCAL YEAR ENDED FEBRUARY 3, 1996 ("1995")

    SALES. The Company's sales decreased $35.4 million, or 6.8%, from 1995 while the number of stores in operation decreased by 12%. The decrease was primarily attributable to a net decrease of approximately 151,000 square feet, which resulted from the closing of 85 stores offset slightly by the opening of 22 stores. In 1995 there were 53 weeks in the fiscal year, with the extra week contributing $6.9 million in sales. Comparable store sales for fiscal year 1996 increased by 3.6%. Management attributes the comparable store sales increase to its strategic decision to eliminate unprofitable stores and focus on customer service, superior retail locations, inventory management and merchandise presentation.

    The Company's comparable store formats showed positive growth in 1996 compared to 1995. Comparable store sales increased 2.8% for mall stores and 7.4% for non-mall stores. By product configuration, comparable store sales increased 1.9% in music and 12.4% in video, as video benefitted from continued growth of the video sell-through market.

    GROSS PROFIT. Gross profit, as a percentage of sales, increased to 35.9% in 1996 from 34.1% in 1995 as a result of reduced merchandise shrinkage and increased purchase discounts combined with a strong performance from higher margin catalog sales.

    EXPENSES. SG&A, as a percentage of sales, decreased to 28.3% in 1996 from 29.1% in 1995. The 0.8% decrease can be attributed to the closing of underperforming stores, the receipt of $2.5 million upon termination of a business agreement in the second quarter 1996 and a 3.6% increase in comparable store sales. Interest expense decreased 24% to $10.8 million in 1996 from $14.2 million in 1995. The decrease was due to lower average outstanding borrowings offset in part by increased weighted average interest rates. The effective income tax rate was 39.4% in 1996.

    NET INCOME. In 1996, the Company's net income increased to $7.1 million compared to a net loss of $25.4 million in 1995. The improved bottom line performance can be attributed to the success of the Company's restructuring plan. Additionally, the Company benefited from a comparable store sales increase, higher gross margin rate and lower SG&A.

LIQUIDITY AND CAPITAL RESOURCES.

    Cash flow from operations and funds available under revolving credit facilities are the Company's primary sources of liquidity. During the first three fiscal quarters, cash flow is typically consumed by payments to merchandise vendors and store construction expenditures. The revolving credit facilities provide the Company with its liquidity until December, when the Company's cash position has historically been the highest, providing sufficient cash to repay all outstanding borrowings under the revolving credit facilities.

    During 1997, cash provided by operations was $93.2 million compared to $44.9 million for 1996. The increased cash flow from operations was due primarily to the $13.5 million increase in net income and continued improvements in inventory management. Leverage of accounts payable to inventory improved to 86.1% in 1997 from 72.8% in 1996.

    The Company ended fiscal 1997 with cash balances of approximately $94.7 million compared to 1996 when the Company had cash balances of $54.8 million. In both years, the Company had no short term borrowings.

    On July 9, 1997 the Company entered into a $100 million secured revolving credit facility with Congress Financial Corporation. The Revolving Credit Facility combined the Company's long-term debt with its revolving credit line to create a $100 million credit facility with a three year term at interest rates averaging below the prime rate. The Revolving Credit Facility, combined with lower borrowing needs, was responsible for the Company's interest expense decreasing to $5.0 million for the year ended January 31, 1998 from $10.8 million for the year ended February 1, 1997.

    The Revolving Credit Facility contains certain restrictive provisions, including provisions governing cash dividends and acquisitions, is secured by merchandise inventory and has a minimum net worth covenant.

    CAPITAL EXPENDITURES. Most of the Company's capital expenditures are for new store expansion and relocation of existing stores. The Company typically finances its capital expenditures through internally generated cash and borrowings under the Revolving Credit Facility. In addition the Company typically receives financing from landlords in the form of construction allowances or rent concessions for a portion of the capital expenditure. Total capital expenditures were approximately $15.5 million in 1997 with significantly all of this amount being related to new stores and store remodels and reconfigurations. Included in this figure was approximately $2 million related to the development and pilot of a new point-of-sale ("POS") system. The system will be rolled out to all stores during the summer of 1998.

    In fiscal 1998, the Company plans to spend approximately $47 million, net of construction allowances, in capital expenditures. Included in such $47 million is approximately $17 million for the new POS system.

PROVISION FOR BUSINESS RESTRUCTURING

    Company performance in 1997 confirmed the success of a restructuring plan that began in the fourth quarter of 1994. Management concluded that intense competition from existing retailers and new entrants, combined with changing customer demand and declining mall traffic was adversely affecting certain of the Company's retail markets. The Company recognized and responded to negative industry trends before its competitors and has nearly completed its restructuring.

    The Company's restructuring included closing underperforming stores, improving operating efficiencies and refinancing its debt. In order to reduce its portfolio of stores to a strong core of profitable locations in desirable markets, the Company continued to focus on improving the profitability of existing stores and streamlining operations by closing unprofitable stores. As of January 31, 1998, the Company has closed or relocated a total of 342 stores. An additional 62 stores are forecasted to close or relocate in 1998; however, only 49 are associated with the restructuring. The remaining 13 stores are to be closed or relocated as part of the Company's ongoing business.

    The Company is experiencing improved earnings and cash flow benefits as a result of the restructuring program and expects continued improvement as the remaining store closings are completed throughout the remainder of 1998.

IMPACT OF INFLATION

    Although the Company cannot accurately determine the precise effect of inflation on its operations, management does not believe inflation has had a material effect on the results of operations in the last three fiscal years. When the cost of merchandise items has increased, the Company has generally been able to pass the increase on to its customers.

SEASONALITY.

    The Company's business is highly seasonal, with the highest sales and earnings occurring in the fourth fiscal quarter. The following table shows certain unaudited quarterly financial information for the Company.

                                                  FISCAL YEAR ENDED JANUARY 31, 1998
                                    ---------------------------------------------------------------
                                    FISCAL YEAR   NOV.-JAN.    AUG.-OCT.    MAY-JULY    FEB.-APRIL
                                    -----------  -----------  -----------  -----------  -----------

                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales.............................   $ 571,314    $ 242,041    $ 114,737    $ 105,024    $ 109,512
Gross profit......................     209,892       87,439       43,662       39,527       39,264
Net income (loss).................      20,574       21,291          979         (834)        (862)
Basic earnings (loss) per share...        1.05         1.08         0.05        (0.04)       (0.04)

                                                  FISCAL YEAR ENDED FEBRUARY 1, 1997
                                    ---------------------------------------------------------------
                                    FISCAL YEAR   NOV.-JAN.    AUG.-OCT.    MAY-JULY    FEB.-APRIL
                                    -----------  -----------  -----------  -----------  -----------

                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales.............................   $ 481,657    $ 180,735    $  97,583    $  96,717    $ 106,622
Gross profit......................     172,705       64,703       36,217       34,616       37,169
Net income (loss).................       7,102       14,710       (2,477)      (2,392)      (2,739)
Basic earnings (loss) per share...        0.36         0.75        (0.13)       (0.12)       (0.14)

    YEAR 2000 COMPLIANCE. The Company has assessed its systems and equipment with respect to Year 2000 compliance and has developed a project plan. Many of the Year 2000 issues, including the processing of credit card transactions, have been addressed. The remaining Year 2000 issues will be addressed either with scheduled system upgrades or through the Company's internal systems development staff. The incremental costs will be charged to expenses as incurred and are not expected to have a material impact on the financial position or results of operations of the Company. However, the Company could be adversely impacted if Year 2000 modifications are not properly completed by either the Company or its vendors, banks or any other entity with whom the Company conducts business.

    ACCOUNTING POLICIES. During fiscal year 1997, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") NO. 128, "Earnings per Share," which requires that the Company disclose both basic earnings per share and diluted earnings per share. The Company adopted the provisions of SFAS No. 128 retroactively for 1996 and 1995, as required.

    In 1998, the Company will adopt the provisions of SFAS No. 130, "Reporting Comprehensive Income," which requires that the Company disclose as comprehensive income all changes in equity during a period that are not a result of investments by owners and distributions to owners.

    SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," will not have an effect on the Company because it operates in a single segment. SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," will not have an effect on the Company because it does not have a defined benefit pension plan.

    DIVIDEND POLICY. The Company has never declared or paid cash dividends on its Common Stock. The Revolving Credit Facility sets certain restrictions on the payment of cash dividends. Any future determination as to the payment of dividends would depend upon capital requirements and limitations imposed by the Revolving Credit Facility and such other factors as the Board of Directors of the Company may consider.

                                    BUSINESS

GENERAL

    Trans World Entertainment Corporation (the "Company") is one of the largest music and video specialty retailers in the United States. The Company offers a wide selection of entertainment products, including compact discs, audio cassettes and videocassettes, digital versatile discs ("DVD") and related accessories. At January 31, 1998, the Company operated 539 stores in 34 states, the District of Columbia and the U.S. Virgin Islands, with the majority of its stores concentrated in the Eastern half of the United States. The Company operates its stores under two real estate categories: mall and non-mall. Mall stores include "Record Town," "Saturday Matinee" and "F.Y.E. For Your Entertainment" ("F.Y.E."). Non-mall stores include "Coconuts," "Strawberries" and "Planet Music."

    In the early 1990s, music retailers aggressively expanded their store base, which led to an overcapacity of music and video product selling space in the United States. Furthermore, entry into this category by mass-merchants and consumer electronics stores, which enacted loss-leader pricing strategies to increase store traffic, adversely impacted sales and gross margins of music specialty retailers.

    In the fourth quarter of 1994, management concluded that these events were adversely affecting the Company's operations. Management's ability to identify these trends at an early stage enabled the Company to undertake a repositioning program (the "Repositioning"), which included closing and relocating underperforming stores, opening profitable new stores, improving operating efficiencies and reducing debt levels. In order to reduce its portfolio of stores to a strong core of profitable locations in desirable markets, the Company closed or relocated a total of 342 stores through January 31, 1998. An additional 62 stores are forecasted to be closed or relocated in 1998. In conjunction with the Repositioning, the Company increased sales and net income 18.6% and 189.7%, respectively, in 1997 over 1996. As a result, the Company is now in a stronger financial condition and is well-positioned to continue to execute its business strategy.

BUSINESS STRATEGY

    The Company's strategy is to increase sales and net income through a combination of new store openings, relocation of existing stores, merchandising and marketing initiatives and strategic acquisitions.

    MALL STORES. The Company's mall stores have been designed to offer consumers a fun and exciting shopping experience. In the mall stores, the Company puts an emphasis on strong in-store presentation, broad product selection and competitive pricing to attract the casual impulse buyer. The Company's strategy for mall stores is to operate profitable stores in high traffic locations while controlling occupancy costs. The Company intends to concentrate on combination music/video stores which offer the customer a more extensive product selection as well as an entertaining shopping environment. Larger Record Town/Saturday Matinee combination stores ("Combination Stores") and the F.Y.E. multimedia superstores are the Company's primary vehicles for growth in mall stores. The Company believes that the economies of scale and greater merchandising opportunities provided by large multimedia stores will permit the Company to achieve greater sales and profits than it could in smaller store formats.

    NON-MALL STORES. The Company's non-mall stores target the serious music shopper and offer a broad and deep product selection. The Company believes there is still significant growth potential in certain markets where it already has substantial market share. Such markets include New England, the Mid-Atlantic states, the Midwest, specifically Ohio and Illinois, and the New York metropolitan area. By clustering non-mall stores in those markets, the Company is able to take advantage of economies of scale in advertising, distribution and other overhead expenses.

    REAL ESTATE. The Company believes that it has favorable relationships with the real estate developer community at both the local and national levels, and that it is known for delivering exciting retail stores that add value to any retail environment. The Company will continue to capitalize on its financial strengths and on its dominant market position within its target markets to negotiate favorable lease terms in prime store locations.

    MERCHANDISING AND MARKETING INITIATIVES. The Company's primary goal in merchandising and marketing is to provide its customers a fun and exciting shopping experience. The Company continuously develops merchandising and marketing programs to attract both the casual impulse shopper as well as the serious music shopper. Examples of these initiatives include in-store artist appearances, exclusive product offerings and a music selection tailored to the local market.

    ACQUISITIONS. The Company believes that its experienced management team and financial strength have positioned it to be a leader in any consolidation of the music specialty retail industry. The Company's acquisition strategy focuses on acquiring those music specialty retailers that allow the Company to leverage its strengths and that can be acquired on terms consistent with its financial objectives. In October 1997, the Company acquired 90 out of a total of 118 stores owned by Strawberries, Inc., a privately held non-mall music specialty retailer operating primarily in New England.

STORE CONCEPTS

    The Company's strategy is to offer customers a broad selection of music and video titles at competitive prices in convenient, attractive stores. The Company has developed a number of distinct store concepts to take advantage of real estate opportunities and to satisfy varying consumer demands.

    MALL STORES

    The Company's mall stores include five concepts, all of which have been designed to offer consumers a fun and exciting shopping experience. In the mall stores, the Company puts an emphasis on a strong in-store presentation, broad product selection and competitive pricing to attract the casual impulse buyer.

    FULL-LINE MUSIC STORES. The Company's full-line mall stores are located in large, regional shopping malls and are generally named Record Town. There were 178 such stores at January 31, 1998. This store concept utilizes an average space of approximately 3,300 square feet with certain stores ranging in excess of 7,000 square feet depending on the availability of preferred space and the expected volume of the store.

    SATURDAY MATINEE STORES. These stores are dedicated to the sale of prerecorded video products. These stores are located in large, regional shopping malls and average 2,200 square feet in size. There were 44 such stores in operation at January 31, 1998. The Company's strategy is to combine this store with a Record Town in its combination store concept whenever possible.

    COMBINATION STORES. At January 31, 1998, the Company operated 79 combination Record Town/ Saturday Matinee stores. The combination store concept occupies an average of 7,300 square feet. These stores share common storefronts and offer the consumer an exciting combination of music and video products in one store location. The Company believes that the combination of the two concepts creates a marketing synergy by attracting different target customers.

    FOR YOUR ENTERTAINMENT STORES. At January 31, 1998, the Company operated five F.Y.E. stores. These stores combine a broad assortment of music and video products with a game arcade and an extensive selection of games, portable electronics, accessories and boutique items. This format makes the traditional superstore experience available to shopping mall consumers. F.Y.E. is designed to be a semi-anchor or destination retailer in major regional malls. The prototype F.Y.E. store is 25,000 square feet.

    SPECIALTY MUSIC STORES. The specialty music concept is also located in large, regional shopping malls, but contrasts with full-line music stores in that they carry a less diverse product selection. These stores, 34 of which were in operation at January 31, 1998, are generally operated under the name Tape World. The specialty mall stores operate in approximately 1,300 square feet. The Company's strategy is to reposition and expand these stores into Record Town stores or combination stores as opportunities become available.

    NON-MALL STORES.

    The Company's non-mall concepts accounted for 199 stores in operation at January 31, 1998, which primarily operate under the names Coconuts and Strawberries. These stores are designed for freestanding, strip center and downtown locations in areas of high population density. The majority of the non-mall stores range in size from 3,000 to 8,000 square feet. Non-mall stores carry an extensive product assortment and have an emphasis on competitive pricing. The Company's non-mall stores include 22 video rental stores. These stores operate under the tradename "Movies Plus" and average approximately 5,300 square feet.

    On October 27, 1997, the Company acquired Planet Music, a 31,000 square foot, freestanding superstore in Virginia Beach, Virginia. The store operates in a strip center and offers an extensive catalog of predominantly music. The store also has a video department and sells other non-music related products, similar to what would be carried in a large Coconuts store. The acquisition also includes the rights to the Planet Music name and trademark, which offers the Company potential expansion opportunities.

INDUSTRY AND COMPETITIVE ENVIRONMENT

    According to industry sources, the U.S. retail market for music and video products was approximately $20 billion in 1996. Prerecorded music amounted to $12.5 billion of that total, and this segment of the market has grown at an annual rate of 9.5% over the past 15 years. Fueled in part by this growth, in the early 1990's, music retailers began aggressive expansion programs which grew total square footage at a rate that outpaced consumer demand, resulting in an overcapacity of selling space in the U.S. Furthermore, new music retailing entrants, including mass merchants (E.G., Wal-Mart, K-Mart, Target) and consumer electronic stores (E.G., Best Buy, Circuit City) promoted aggressive loss-leader pricing strategies in an effort to increase store traffic. The additional retailing square footage and the loss-leader pricing strategy forced music specialty retailers to reduce prices, resulting in decreased sales and gross margins of music specialty retailers. As a result, many music specialty retailers experienced financial difficulties which led to corporate restructurings and bankruptcies. During 1996, many of the major music vendors began to enforce programs such as the Minimum Advertised Pricing ("MAP") program to eliminate loss-leader pricing strategies. These programs penalize sellers that fail to comply with vendor pricing programs by limiting advertising support. The enforcement of the MAP program has been successful in stabilizing prices in the industry. Non-traditional music retailers have since reduced their music and video selections and maintained less aggressive pricing policies.

PRODUCTS

    The Company's stores offer a full assortment of compact discs, prerecorded audio cassettes, prerecorded video and related accessories. Sales by category as a percentage of total sales over the past three years were as follows:

                                                        JANUARY 31,     FEBRUARY 1,    FEBRUARY 3,
                                                           1998            1997           1996
                                                      ---------------  -------------  -------------
Compact discs.......................................          55.5%           50.1%          49.2%
Prerecorded audio cassettes.........................          18.9            22.2           25.5
Prerecorded video...................................          16.3            18.6           16.7
Other...............................................           9.3             9.1            8.6
                                                             -----           -----          -----
    TOTAL...........................................         100.0%          100.0%         100.0%
                                                             -----           -----          -----
                                                             -----           -----          -----

    PRERECORDED MUSIC. The Company's music stores offer a full assortment of compact discs and prerecorded audio cassettes purchased primarily from six major manufacturers. Music categories include rock, pop, rap, soundtracks, alternative, Latin, urban, heavy metal, country, dance, vocals, jazz, and classical. Merchandise inventory is generally classified for inventory management purposes in three groups: "hits", which are the best selling new releases, "fast moving" titles, which generally constitute the top 1,000 titles with the highest rate of sale in any given month, and "catalog" items that customers purchase to build their collections.

    VIDEO PRODUCTS. The Company offers prerecorded videocassettes for sale in a majority of its stores. DVD, a new technology, was introduced to the retail consumer in 1997. DVD offers a quality that exceeds both the current VHS and CD formats and also offers the consumer more storage than the current CD. The Company believes that the DVD player will replace the sales of laser disc players and VCR's as the new technology becomes more accessible. The Company is anticipating the increased availability of DVD players and plans to capitalize on this new technology by making software increasingly available as this technology becomes more widely accepted by the consumer. DVD sales were less than 1% of the Company's retail sales in 1997.

    OTHER PRODUCTS. The Company stocks and promotes brand name blank audio cassette and videocassette tapes as well as accessory products for compact discs, audio cassettes and videocassettes. These accessories include maintenance and cleaning products, portable electronics, storage cases, headphones and video games.

ADVERTISING

    The Company makes extensive use of in-store advertising circulars and signs and also pursues a mass-media marketing program for its stores through advertisements in newspapers, radio, and television. Most of the vendors from whom the Company purchases merchandise offer their customers advertising allowances to promote their products.

SUPPLIERS AND PURCHASING

    The Company purchases inventory for its stores from approximately 450 suppliers. Approximately 68% of purchases in 1997 were made from the six largest suppliers: WEA (Warner/Electra/Atlantic Corp.), Sony Music, PolyGram Distribution, Universal Distribution, BMG (Bertelsmann Music Group) and EMD (EMI Music Distribution). As is typical in this industry, the Company has no material long-term purchase contracts and deals with its suppliers principally on an order-by-order basis. In the past, the Company has not experienced difficulty in obtaining satisfactory sources of supply, and management believes that it will retain access to adequate sources of supply. The Company also expects to continue to pass on to customers any price increases imposed by the suppliers of prerecorded music and videocassettes.

    The Company produces store fixtures for all of its new stores and store remodels in its manufacturing facility located in Johnstown, New York. The Company believes that the costs of production are lower than the costs of purchasing from an outside manufacturer.

TRADE CUSTOMS AND PRACTICES

    Under current trade practices, retailers of prerecorded compact discs and audio cassettes are entitled to return products they have purchased from major vendors for other titles carried by these vendors; however, the returns are subject to merchandise return penalties. This industry practice permits the Company to carry a wider selection of music titles and at the same time reduce the risk of obsolete inventory. Most manufacturers and distributors of prerecorded videocassettes offer return privileges comparable to those with prerecorded music, but with no merchandise return penalties. Video rental products are not eligible for return to the manufacturers. The merchandise return policies have not changed significantly during the past five years, but any future changes in these policies could impair the value of the Company's inventory. The Company generally has adapted its purchasing policies to changes in the policies of its suppliers.

DISTRIBUTION AND MERCHANDISE OPERATIONS

    The Company's distribution facility uses automated and computerized systems designed to manage product receipt, storage and shipment. Store inventories of regular product are replenished in response to detailed product sale information that is transmitted to the central computer system from each outlet after the close of the business day. Shipments from the facility to each of the Company's stores are made at least once a week and currently provide the Company's stores with approximately 78% of their product requirements. The balance of the stores' requirements are satisfied through direct shipments from manufacturers or other distribution sources.

    Company-owned trucks service approximately 36% of the Company's stores; the balance is serviced by several common carriers chosen on the basis of geographic and rate considerations. No contractual arrangements exist between the Company and any common carriers. The Company's sales volume and centralized product distribution facility enable it to take advantage of transportation economies.

    The Company believes that the existing distribution center is adequate to meet the Company's planned business needs, and additional improvements will be completed primarily for operational efficiency.

RETAIL INFORMATION SYSTEMS

    All stores sales data and product purchasing information is collected centrally utilizing the IBM AS/400 midrange configuration. The Company's information systems manage a database of over 150,000 active SKUs in prerecorded music, video and accessory products. The system processes inventory, accounting, payroll, telecommunications and other operating information for all of the Company's operations. The Company has piloted a new POS system that will be rolled out chain wide during the summer of 1998. This new system is expected to improve customer service while increasing the accuracy of perpetual inventories at the store level.

SEASONALITY

    The Company's business is highly seasonal. The fourth quarter constitutes the Company's peak selling period. In 1997, the fourth quarter accounted for approximately 42% of annual sales and substantially all of net income. In anticipation of increased sales activity during these months, the Company purchases substantial amounts of inventory and hires a significant number of temporary employees to bolster its permanent store staff. If for any reason the Company's net sales were below seasonal norms during the fourth quarter, including as a result of merchandise delivery delays due to receiving or distribution problems, the Company's operating results, particularly operating and net income, could be adversely affected. The fourth quarter percentage of annual sales in 1997 was higher than normal due to the Strawberries acquisition in October 1997. Quarterly results are affected by the timing and strength of new releases, the timing of holidays, new store openings and sales performance of existing stores. There can be no assurance that economic conditions will not adversely affect the Company's sales and earnings, particularly during the fourth quarter of the year.

EMPLOYEES

    As of January 31, 1998, the Company employed approximately 6,100 people, of whom 850 were employed on a full-time salaried basis, 1,700 were employed on a full-time hourly basis, and the remainder were employed on a part-time hourly basis. The Company hires temporary sales associates during peak seasons to assure continued levels of customer service. Store managers report to district managers, each of whom, in turn, reports to a regional manager. In addition to their salaries, store managers, district managers and regional managers have the potential to receive incentive compensation based on profitability. None of the Company's employees are covered by collective bargaining agreements, and management believes that the Company enjoys favorable relations with its employees.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    Set forth below are the names, ages and positions of the executive officers and directors of the Company:

NAME                                                POSITIONS WITH THE COMPANY              AGE
------------------------------------------  ------------------------------------------      ---
Robert J. Higgins.........................  Chairman of the Board, President, Chief
                                              Executive Officer and a Director                  56
James A. Litwak...........................  Executive Vice President--Merchandising
                                              and Marketing                                     44
Edward W. Marshall........................  Executive Vice President--Operations                52
Bruce J. Eisenberg........................  Senior Vice President--Real Estate                  38
Carol A. Stevens..........................  Senior Vice President--Human Resources              47
John J. Sullivan..........................  Senior Vice President--Finance, Chief
                                              Financial Officer and Treasurer                   45
Matthew H. Mataraso.......................  Secretary and a Director                            68
Dean S. Adler.............................  Director                                            41
George W. Dougan..........................  Director                                            58
Charlotte G. Fischer......................  Director                                            48
Isaac Kaufman.............................  Director                                            51
Dr. Joseph G. Morone......................  Director                                            45

    ROBERT J. HIGGINS, Chairman of the Board, founded the Company in 1972, and he has participated in its operations since 1973. Mr. Higgins has served as President, Chief Executive Officer and a director of the Company for more than the past five years. He is also the Company's principal shareholder. See "Principal and Selling Shareholders."

    JAMES A. LITWAK joined the Company in May 1996 as Executive Vice President of Merchandising and Marketing. Prior to joining the Company, Mr. Litwak served as Senior Vice President and General Merchandise Manager of DFS Group Limited, an international operator of in-airport duty free shops. Prior to joining DFS Group Limited, Mr. Litwak held several executive positions in his fourteen year career at R.H. Macy's Company with the most recent being President of Merchandising for Macy's West responsible for developing marketing, merchandising and product launch programs to fuel growth for the 50 store division.

    EDWARD W. MARSHALL, JR. has been Executive Vice President of the Company since August 1994. He served as Senior Vice President-Operations of the Company since January 1991 and was Vice President of Operations upon joining the Company in May 1989. Prior to joining the Company, Mr. Marshall was Vice President of Operations for Morse Shoe, a retail store operator.

    BRUCE J. EISENBERG has been Senior Vice President of Real Estate at the Company since May of 1995. He joined the Company in August of 1993 as Vice President of Real Estate. Prior to joining the Company, Mr. Eisenberg was responsible for leasing, finance and construction of new regional mall development at The Pyramid Companies.

    CAROL A. STEVENS has been Senior Vice President of Human Resources since she joined the Company in February 1998. Prior to joining the Company, Ms. Stevens was Senior Vice President of Human Resources at Hechinger Company from 1994 to 1997 and served as Vice President at Hechinger Company prior to 1994.

    JOHN J. SULLIVAN has been Senior Vice President, Treasurer and Chief Financial Officer of the Company since May 1995. Mr. Sullivan joined the Company in June 1991 as the Corporate Controller and was named Vice President of Finance and Treasurer in June of 1994. Prior to joining the Company,

Mr. Sullivan was Vice President and Controller for Ames Department Stores, a discount department store chain.

    MATTHEW H. MATARASO has served as Secretary and a director of the Company for more than the past five years, and has practiced law in Albany, New York during the same period.

    DEAN S. ADLER has been a principal of Lubert/Adler Partners, LP, a limited partnership investing primarily in under-valued and opportunistic real estate and real estate-related ventures since March, 1997. For ten years prior thereto, Mr. Adler was a principal and co-head of the private equity group of CMS Companies, which specialized in acquiring operating businesses and real estate within the private equity market. Mr. Adler was also an instructor at The Wharton School of the University of Pennsylvnia. Mr. Adler serves on the Boards of Directors of The Lane Company, US Franchise Systems, Inc. and Developers Diversified Realty Corporation.

    GEORGE W. DOUGAN has been Chief Executive Officer and a member of the Board of Directors of Evergreen Bancorp Inc. since March 7, 1994, and Chairman of the Board since May 19, 1994. Mr. Dougan was the Chairman of the Board and Chief Executive Officer of the Bank of Boston-Florida from June 1992 to March 1994, was the Senior Vice President and Director of Retail Banking of The Bank of Boston Massachusetts from February 1990 to June 1992.

    CHARLOTTE G. FISCHER has been Chairman of the Board, President and Chief Executive Officer of Paul Harris Stores, Inc., a publicly held specialty retailer of women's apparel, since January 28, 1995. Mrs. Fischer was the Vice Chairman of the Board and Chief Executive Officer-designate from April 29, 1994 through January 28, 1995. Mrs. Fischer has also served as a consultant to retail organizations, including the Company. Mrs. Fischer was President and Chief Executive Officer of Claire's Boutiques, Inc. from September 1989 until October 1991, and was on the Board of Directors of Claire's Stores Inc., the publicly-held parent company.

    ISAAC KAUFMAN has been Executive Vice President and Chief Financial Officer of Bio Science Contract Production Corp., a contract manufacturer of biologics and pharmaceutical products, since February 1998. From November 1996 to February 1998, he was Chief Financial Officer of VSI Group, Inc., a provider of contract staffing and management services. Mr. Kaufman was an Executive Vice President of Merry-Go-Round Enterprises, Inc. ("Merry-Go-Round"), a publicly held specialty retailer, and on its Board of Directors from April 3, 1991 to February 2, 1996 and had been its Chief Financial Officer, Secretary and Treasurer since 1983. Merry-Go-Round filed for protection from its creditors under Chapter 11 of the U.S. Bankruptcy Code on January 11, 1994 and is currently in a Chapter 7 liquidation.

    DR. JOSEPH G. MORONE has been President of Bentley College, since August 1, 1997. Previously, Dr. Morone was Dean of Rensselaer Polytechnic Institute's Lally School of Management and Technology and held that position since July 1993. Prior to his appointment as dean, Dr. Morone held the Andersen Consulting Professorship of Management and was Director of the School of Management's Center for Science and Technology Policy. Before joining the School of Management in 1988, Dr. Morone was a senior associate for the Keyworth Company, a consulting firm specializing in technology management and science policy. Dr. Morone also spent 7 years at General Electric Company's Corporate Research and Development. Dr. Morone serves on the Boards of Directors of Albany Medical Center, Albany International Corp. and NView Corporation.

    Directors of the Company hold office until the next Annual Meeting of Shareholders or until his or her respective successor has been elected and qualified. Officers of the Company serve at the discretion of the Board of Directors.

                       PRINCIPAL AND SELLING SHAREHOLDER

    The following table and accompanying notes set forth, as of January 31, 1998, certain information regarding the beneficial ownership of the Company's Common Stock by each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock. Robert J. Higgins, the Selling Shareholder, is offering 2,000,000 shares of Common Stock pursuant to this Prospectus (excluding an over-allotment option of 525,000 shares granted to the Underwriters). The Selling Shareholder is the President, Chief Executive Officer and Chairman of the Board of Directors of the Company.

                                                             SHARES TO BE     SHARES TO BE OWNED
                                        SHARES OWNED         SOLD IN THE
                                    PRIOR TO THE OFFERING    OFFERING (1)   AFTER THE OFFERING (1)
                                   -----------------------  --------------  ----------------------
NAME OF BENEFICIAL OWNER             NUMBER      PERCENT                     NUMBER      PERCENT
---------------------------------  ----------  -----------                  ---------  -----------
Robert J. Higgins................  10,324,600       52.3%      2,000,000    8,324,600       39.2%
Dimensional Fund Advisors Inc....   1,091,400(2)       5.5%       --        1,091,400        5.1%

------------------------

(1) Assumes that the over-allotment option of 525,000 shares granted to the Underwriters is not exercised. Includes 33,700 shares owned by the wife of Robert J. Higgins and 25,000 owned by a foundation controlled by Robert J. Higgins, and excludes 588,934 shares owned by certain other family members of Robert J. Higgins who do not share his residence. Mr. Higgins disclaims beneficial ownership with respect to those shares owned by family members other than his wife.

(2) Dimensional Fund Advisors Inc., a registered investment advisor, holds the Common Stock in a fiduciary capacity.

    Because of his ownership of 39.2% of the outstanding shares of the Company's Common Stock after the Offering (36.7% if the over-allotment option granted by the Selling Shareholder to the Underwriters is exercised in full), the Selling Shareholder will continue to control the Company.

                          DESCRIPTION OF CAPITAL STOCK

    The Company is authorized to issue 50,000,000 shares of Common Stock, $.01 par value per share, and 5,000,000 shares of Preferred Stock, $.01 par value per share. As of January 31, 1998, there were outstanding 19,744,569 shares of Common Stock. No shares of Preferred Stock are outstanding.

COMMON STOCK

    Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of shareholders, including the election of directors. All shareholder action may be effected at a duly called meeting at which a quorum is present, except as otherwise provided by law. A majority of votes cast by shareholders is required for any action to which shareholders are entitled to vote, except as otherwise provided by law and except that directors are elected by a plurality of votes cast. The holders of Common Stock do not have cumulative voting rights. Dividends may be paid to holders of Common Stock when and if declared by the Board of Directors out of funds legally available therefor.

    Holders of Common Stock have no conversion, redemption or preemptive rights. All outstanding shares of Common Stock are fully paid and nonassessable. In the event of any liquidation, dissolution or winding-up of the affairs of the Company, holders of Common Stock will be entitled to share ratably in the assets of the Company remaining after provision for payment of creditors and after the liquidation preference, if any, of Preferred Stock outstanding at the time.

PREFERRED STOCK

    No shares of Preferred Stock have been issued. The Company's Board of Directors may, without further action by the Company's shareholders, from time to time authorize the issuance of up to 5,000,000 shares of Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding Preferred Stock would reduce the amount of funds available for the payment of dividends on Common Stock. Also, holders of Preferred Stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of Common Stock. In addition, under certain circumstances, the issuance of such Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. Although the Company presently has no plans to issue any shares of Preferred Stock, the Board of Directors of the Company, without shareholder approval, may issue Preferred Stock with voting and conversion rights that could adversely affect the holders of Common Stock.

NEW YORK ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

    Section 912 of the New York Business Corporation Law prohibits a New York corporation from engaging in a "business combination" with an "interested shareholder" for a period of five years from the date that such interested shareholder acquired its stock unless such acquisition or the business combination was approved by the corporation's board of directors prior to the interested shareholder's becoming such. Thereafter, the business combination must be approved by a majority of shareholders other than the interested shareholder or the price paid to all shareholders must meet certain conditions relating to the type and minimum amount of consideration to be paid to shareholders other than the interested shareholder. Because Robert J. Higgins owned his shares of Common Stock prior to the enactment of Section 912, Section 912 would not apply to a business combination with Mr. Higgins.

    For purposes of Section 912, a "business combination" includes a merger or consolidation, a sale, lease, pledge or other disposition of assets, a stock issuance or transfer, a liquidation or dissolution, a reclassification of securities, a recapitalization or any transaction in which an interested shareholder benefits disproportionately in relation to any other shareholder. An "interested shareholder" is defined as any person or entity that currently owns , directly or indirectly, or in the case of affiliates and associates of the corporation, that owned at any time during the past five years, more than 20% of the outstanding voting stock of the corporation.

    These provisions may discourage open market purchases or a non-negotiated tender or exchange offer for the stock of a New York corporation such as the Company, and, accordingly, may be adverse to the interests of a shareholder who would desire to participate in such a transaction.

TRANSFER AGENT AND REGISTRAR

    Chase Mellon Shareholder Services is the transfer agent and registrar for the Company's Common Stock.

                            VALIDITY OF COMMON STOCK

    The validity of the Common Stock offered hereby will be passed upon for the Company and the Selling Shareholder by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York, and for the Underwriters by Sullivan & Cromwell, New York, New York.

                                    EXPERTS

    The consolidated financial statements of the Company at January 31, 1998, and for each of the three fiscal years in the period ended January 31, 1998, and appearing in this Prospectus and Registration Statement have been audited by KPMG Peat Marwick LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and incorporated by reference in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can be obtained upon written request from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, and its public reference facilities in New York, New York and Chicago, Illinois. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants (such as the Company) that file electronically with the Commission. The address of such site is http:// www.sec.gov.

    The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"), with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information, reference is hereby made to the Registration Statement, which may be inspected or copied at the addresses and Web site indicated above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1998, as amended by Amendment No. 1 to Annual Report on Form 10-K/A filed on April 24, 1998 (Commission File No. 0-14818) and all documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the Offering, shall be deemed to be incorporated by reference into this Prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will furnish without charge to each person to whom this Prospectus is delivered, upon such person's written or oral request, a copy of any or all of the documents described herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Trans World Entertainment Corporation, 38 Corporate Circle, Albany, New York 12203, Attention: Chief Financial Officer, Telephone (518) 452-1242.

                     TRANS WORLD ENTERTAINMENT CORPORATION
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditor's Report.....................................................          F-2

Consolidated Balance Sheets at January 31, 1998 and February 1,1997..............          F-3

Consolidated Statements of Income--Fiscal years ended January 31, 1998, February
  1, 1997 and February 3, 1996...................................................          F-4

Consolidated Statements of Shareholders' Equity--Fiscal years ended January 31,
  1998, February 1, 1997 and February 3, 1996....................................          F-5

Consolidated Statements of Cash Flows--Fiscal years ended January 31, 1998,
  February 1, 1997, and February 3, 1996.........................................          F-6

Notes to Consolidated Financial Statements.......................................          F-7

REPORT OF KPMG PEAT MARWICK LLP
Independent Auditors

The Board of Directors and Shareholders
Trans World Entertainment Corporation:

    We have audited the accompanying consolidated balance sheets of Trans World Entertainment Corporation and subsidiaries as of January 31, 1998 and February 1, 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the fiscal years in the three-year period ended January 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trans World Entertainment Corporation and subsidiaries as of January 31, 1998 and February 1, 1997, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended January 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/ KPMG PEAT MARWICK LLP

Albany, New York
March 13, 1998

             TRANS WORLD ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                                         JANUARY 31,   FEBRUARY 1,
                                                                                             1998         1997
                                                                                         ------------  -----------
                                                      ASSETS
CURRENT ASSETS:
  Cash and cash equivalents............................................................   $   94,732    $  54,771
  Accounts receivable..................................................................        3,105        8,826
  Merchandise inventory................................................................      189,394      163,509
  Refundable income taxes..............................................................       --              564
  Deferred tax asset...................................................................       --            2,774
  Prepaid expenses and other...........................................................        3,119        2,490
                                                                                         ------------  -----------
    Total current assets...............................................................      290,350      232,934
                                                                                         ------------  -----------
VIDEOCASSETTE RENTAL INVENTORY, net....................................................        4,099        4,784
DEFERRED TAX ASSET.....................................................................        4,726        3,098
FIXED ASSETS:
  Buildings............................................................................        7,774        7,774
  Fixtures and equipment...............................................................       89,968       85,776
  Leasehold improvements...............................................................       77,764       75,742
                                                                                         ------------  -----------
                                                                                             175,506      169,292
  Less: Fixed asset write-off reserve..................................................        4,279        7,571
       Allowances for depreciation and amortization....................................      101,595       96,747
                                                                                         ------------  -----------
                                                                                              69,632       64,974
                                                                                         ------------  -----------
OTHER ASSETS...........................................................................        2,776        4,263
                                                                                         ------------  -----------
    TOTAL ASSETS.......................................................................   $  371,583    $ 310,053
                                                                                         ------------  -----------
                                                                                         ------------  -----------
                                       LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable.....................................................................   $  162,981    $ 118,980
  Income taxes payable.................................................................       11,155       --
  Accrued expenses and other...........................................................       17,347        9,403
  Store closing reserve................................................................        8,691       13,747
  Current deferred taxes...............................................................          224       --
  Current portion of long-term debt and capital lease obligations......................           99        9,557
                                                                                         ------------  -----------
    Total current liabilities..........................................................      200,497      151,687
                                                                                         ------------  -----------
LONG-TERM DEBT, less current portion...................................................       35,000       43,983
CAPITAL LEASE OBLIGATIONS, less current portion........................................        6,409        6,507
OTHER LIABILITIES......................................................................        6,712        6,514
    TOTAL LIABILITIES..................................................................      248,618      208,691
SHAREHOLDERS' EQUITY:
  Preferred stock ($.01 par value; 5,000,000 shares authorized; none issued.)..........       --           --
  Common stock ($.01 par value; 50,000,000 shares authorized; 19,815,357 shares and
    19,619,188 shares issued and outstanding in 1997 and 1996, respectively)...........          198          197
  Additional paid-in capital...........................................................       25,386       24,441
  Unearned compensation--restricted stock..............................................         (175)        (245)
  Treasury stock at cost (70,788 and 72,788 shares in 1997 and 1996, respectively).....         (394)        (407)
  Retained earnings....................................................................       97,950       77,376
                                                                                         ------------  -----------
    TOTAL SHAREHOLDERS' EQUITY.........................................................      122,965      101,362
                                                                                         ------------  -----------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.........................................   $  371,583    $ 310,053
                                                                                         ------------  -----------
                                                                                         ------------  -----------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

             TRANS WORLD ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                     FISCAL YEAR ENDED
                                                                           --------------------------------------
                                                                           JANUARY 31,   FEBRUARY 1,  FEBRUARY 3,
                                                                               1998         1997         1996
                                                                           ------------  -----------  -----------
Sales....................................................................   $  571,314    $ 481,657    $ 517,046
Cost of sales............................................................      361,422      308,952      340,754
                                                                           ------------  -----------  -----------
Gross profit.............................................................      209,892      172,705      176,292
Selling, general and administrative expenses.............................      155,678      136,084      150,628
Restructuring charges....................................................       --           --           35,000
Depreciation and amortization............................................       15,156       14,134       16,125
                                                                           ------------  -----------  -----------
Income (loss) from operations............................................       39,058       22,487      (25,461)
Interest expense.........................................................        4,995       10,767       14,222
                                                                           ------------  -----------  -----------
Income (loss) before income taxes........................................       34,063       11,720      (39,683)
Income tax expense (benefit).............................................       13,489        4,618      (14,310)
                                                                           ------------  -----------  -----------
NET INCOME (LOSS)........................................................   $   20,574    $   7,102    $ (25,373)
                                                                           ------------  -----------  -----------
                                                                           ------------  -----------  -----------

BASIC EARNINGS (LOSS) PER SHARE..........................................   $     1.05    $    0.36    $   (1.30)
                                                                           ------------  -----------  -----------
                                                                           ------------  -----------  -----------

Weighted average number of common shares outstanding.....................       19,655       19,514       19,452
                                                                           ------------  -----------  -----------
                                                                           ------------  -----------  -----------

DILUTED EARNINGS (LOSS) PER SHARE........................................   $     0.99    $    0.36    ($   1.30)
                                                                           ------------  -----------  -----------
                                                                           ------------  -----------  -----------
Adjusted weighted average number of common shares outstanding............       20,688       19,798       19,452
                                                                           ------------  -----------  -----------
                                                                           ------------  -----------  -----------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

             TRANS WORLD ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              (IN THOUSANDS, EXCEPT SHARE AND OPTION INFORMATION)

                                                            TOTAL        UNEARNED
                                                         ADDITIONAL    COMPENSATION
                                              COMMON       PAID IN      RESTRICTED      TREASURY     RETAINED   SHAREHOLDERS'
                                               STOCK       CAPITAL         STOCK          STOCK      EARNINGS       EQUITY
                                            -----------  -----------  ---------------  -----------  ----------  --------------
Balance as of January 28, 1995, restated
  to reflect two-for-one stock split in
  1997
(19,462,416 shares issued)................   $     195    $  24,138      $  --          $    (503)  $   95,647   $    119,477
Net Loss..................................      --           --             --             --          (25,373)       (25,373)
                                                 -----   -----------        ------     -----------  ----------  --------------
Balance as of February 3, 1996............         195       24,138         --               (503)      70,274         94,104
(19,462,416 shares issued)
Issuance of 14,000 shares of treasury
  stock under incentive stock programs....      --              (59)        --                 96       --                 37
Issuance of 150,000 shares of common
  stock--restricted stock plan, net.......           2          350           (245)        --           --                107
Exercise of 6,772 stock options...........      --               12         --             --           --                 12
Net Income................................      --           --             --             --            7,102          7,102
                                                 -----   -----------        ------     -----------  ----------  --------------
Balance as of February 1, 1997
(19,619,188 shares issued)................   $     197    $  24,441      $    (245)     $    (407)  $   77,376   $    101,362
Issuance of 2,000 shares of treasury stock
  under incentive stock programs..........      --           --             --                 13       --                 13
Amortization of unearned
  compensation--restricted stock plan.....      --           --                 70         --           --                 70
Exercise of 196,169 stock options.........           1          545         --             --           --                546
Income tax benefit arising from exercise
  of employee stock options...............      --              400         --             --           --                400
Net Income................................      --           --             --             --           20,574         20,574

Balance as of January 31, 1998
                                                 -----   -----------        ------     -----------  ----------  --------------
(19,815,357 shares issued)................   $     198    $  25,386      $    (175)     $    (394)  $   97,950   $    122,965
                                                 -----   -----------        ------     -----------  ----------  --------------
                                                 -----   -----------        ------     -----------  ----------  --------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

             TRANS WORLD ENTERTAINMENT CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                     FISCAL YEAR ENDED
                                                                           --------------------------------------
                                                                           JANUARY 31,   FEBRUARY 1,  FEBRUARY 3,
                                                                               1998         1997         1996
                                                                           ------------  -----------  -----------
OPERATING ACTIVITIES:
Net income (loss)........................................................   $   20,574    $   7,102    $ (25,373)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
  Depreciation and amortization..........................................       16,256       15,225       17,145
  Fixed asset write-off reserve..........................................       --           --            8,088
  Store closing reserve..................................................       --           --           26,912
  Deferred tax expense (benefit).........................................        1,370        3,023       (5,446)
Changes in operating assets and liabilities:
  Accounts receivable....................................................        5,868         (747)       1,097
  Merchandise inventory..................................................       (9,872)      31,068       27,781
  Refundable income taxes................................................          564        7,744       (8,308)
  Prepaid expenses and other.............................................         (408)         439        1,478
  Other assets...........................................................        2,481         (381)         (53)
  Accounts payable.......................................................       42,751      (12,322)      (4,191)
  Income taxes payable...................................................       11,155       --           (1,961)
  Accrued expenses and other.............................................        7,344        3,137         (984)
  Store closing reserve..................................................       (5,056)     (10,528)     (11,913)
  Other liabilities......................................................          197        1,174         (136)
                                                                           ------------  -----------  -----------
Net cash provided by operating activities................................       93,224       44,934       24,136
                                                                           ------------  -----------  -----------

INVESTING ACTIVITIES:
  Acquisition of property and equipment..................................      (15,538)     (10,198)     (10,006)
  Acquisition of businesses, net.........................................      (20,901)      --           --
  Proceeds from sale of fixed assets.....................................       --           --              929
  (Purchases) disposal of videocassette rental inventory, net............          685        1,938          750
                                                                           ------------  -----------  -----------
Net cash used in investing activities....................................       35,754       (8,260)      (8,327)
                                                                           ------------  -----------  -----------

FINANCING ACTIVITIES:
  Net decrease in revolving line of credit...............................       --          (65,260)      (9,687)
  Payments of long-term debt.............................................      (18,439)      (3,661)      (8,902)
  Payments of capital lease obligations..................................          (99)         (76)        (373)
  Issuance of stock under incentive stock programs.......................           83          144       --
  Exercise of stock options, including tax benefit.......................          946           12       --
                                                                           ------------  -----------  -----------
Net cash used by financing activities....................................      (17,509)     (68,841)     (18,962)
                                                                           ------------  -----------  -----------
Net increase (decrease) in cash and cash equivalents.....................       39,961      (32,167)      (3,153)
Cash and cash equivalents, beginning of year.............................       54,771       86,938       90,091
                                                                           ------------  -----------  -----------
Cash and cash equivalents, end of year...................................   $   94,732    $  54,771    $  86,938
                                                                           ------------  -----------  -----------
                                                                           ------------  -----------  -----------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

             TRANS WORLD ENTERTAINMENT CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    NATURE OF OPERATIONS: Trans World Entertainment Corporation is one of the largest specialty retailers of music, video and related accessories in the United States. The Company operates in a single industry segment, the operation of a chain of retail entertainment stores. At January 31, 1998, the Company operated 539 stores in 34 states, the District of Columbia and the U.S. Virgin Islands, with a majority of the stores concentrated in the Eastern half of the United States.

    BASIS OF PRESENTATION: The consolidated financial statements consist of Trans World Entertainment Corporation and its subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    FISCAL YEAR: The Company's fiscal year is a 52- or 53-week period ending on the Saturday nearest to January 31. Fiscal years 1997 and 1996 ended January 31, 1998 and February 1, 1997, respectively, and consisted of 52 weeks. Fiscal year 1995, which ended February 3, 1996, consisted of 53 weeks.

    DIVIDEND POLICY: The Company has never declared or paid cash dividends on its Common Stock. The Company's credit agreement currently in place sets certain restrictions on the payment of cash dividends. Any future determination as to the payment of dividends would depend upon capital requirements and limitations imposed by the Company's credit agreement and such other factors as the Board of Directors of the Company may consider.

    CASH AND CASH EQUIVALENTS: The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The carrying amounts reported in the balance sheet for cash and cash equivalents are at fair value.

    MERCHANDISE INVENTORY AND RETURN COSTS: Inventory is stated at the lower of cost (first-in, first-out) or market as determined principally by the retail inventory method. The Company is entitled to return merchandise purchased from major vendors for credit against other purchases from these vendors. The vendors often reduce the credit with a merchandise return charge ranging from 0% to 20% of the original product purchase price depending on the type of product being returned. The Company records the merchandise return charges in cost of sales.

    VIDEOCASSETTE RENTAL INVENTORY: The cost of videocassette rental tapes is capitalized and amortized on a straight-line basis over their estimated economic life with a provision for salvage value. Major movie release additions are amortized over twelve months while other titles are amortized over thirty-six months.

    FIXED ASSETS: Fixed assets are stated at cost. Major improvements and betterments to existing facilities and equipment are capitalized. Expenditures for maintenance and repairs, which do not extend the life of the applicable asset, are charged to expense as incurred. Buildings are amortized over a 30-year term. Fixtures and equipment are depreciated using the straight-line method over their estimated useful lives, which range from three to seven years. Leasehold improvements are amortized over the shorter of their estimated useful life or the related lease term. Primarily all of the Company's operating leases are ten years in term. Amortization of capital lease assets is included in depreciation and amortization expense.

             TRANS WORLD ENTERTAINMENT CORPORATION AND SUBSIDIARIES

NOTE 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Depreciation and amortization expense related to the Company's videocassette rental inventory, distribution center facility and distribution center equipment is included in cost of sales.

    ADVERTISING COSTS: The costs of advertising are expensed in the first period in which such advertising takes place.

    STORE OPENING AND CLOSING COSTS: Costs associated with opening a store are expensed as incurred. When a store is closed, estimated unrecoverable costs are charged to expense. Such costs include the net book value of abandoned fixtures, equipment, leasehold improvements and a provision for lease obligations, less estimated sub-rental income. The residual value of any fixed asset moved to a store as part of a relocation is transferred to the relocated store.

    INCOME TAXES: The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    EARNINGS (LOSS) PER SHARE: In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share," which was effective for the Company for fiscal year 1997. This standard requires the Company to disclose basic earnings per share and diluted earnings per share. Basic earnings per share is calculated by dividing net income by the weighted average common shares outstanding. Diluted earnings per share is calculated by dividing net income, adjusted in 1997 for the $400,000 tax benefit resulting from stock option exercise activity, by the sum of the weighted average shares and additional common shares that would have been outstanding if the dilutive potential common shares had been issued for the Company's common stock options from the Company's Stock Option Plans (see Note
6). In Fiscal years 1997, 1996 and 1995 the additional dilutive potential common shares were 1,033,000, 284,000 and 0, respectively. As required by SFAS No. 128, all outstanding common stock options were included even though their exercise may be contingent upon vesting. The Company has presented 1997 earnings per share data and restated all prior-period earnings per share data in accordance with SFAS No. 128. See Consolidated Statement of Income for the required disclosures.

    All earnings and loss per share information has been adjusted for the two-for-one stock split effected in the form of a 100% stock dividend on December 15, 1997. All references to number of shares, per share amounts, stock option data and market prices of the Company's common stock have been restated. See Note 7, "Shareholders' Equity."

NOTE 2. RESTRUCTURING CHARGE

    In order to streamline operations and close unprofitable store locations, the Company recorded pre-tax restructuring charges of $35.0 million in Fiscal year 1995 and $21.0 million in Fiscal year 1994. The restructuring charges include the write-down of assets, estimated cash payments to landlords for the early termination of operating leases, and the cost of returning product to the Company's distribution center and vendors. The charge also includes estimated legal, lender and consulting fees.

             TRANS WORLD ENTERTAINMENT CORPORATION AND SUBSIDIARIES

NOTE 2. RESTRUCTURING CHARGE (CONTINUED)
    In determining the components of the reserves, management analyzed all of the aspects of closing stores and the costs that are incurred. An analysis of the amounts comprising the restructuring reserve and the charges against the reserve for each year in the three-year period ended January 31, 1998 are outlined below (in thousands):

                           BALANCE                CHARGES      BALANCE     CHARGES      BALANCE     CHARGES      BALANCE
                            AS OF      1995       AGAINST       AS OF      AGAINST       AS OF      AGAINST       AS OF
                           1/28/95    RESERVE   THE RESERVE    2/3/96    THE RESERVE    2/1/97    THE RESERVE    1/31/98
                          ---------  ---------  ------------  ---------  ------------  ---------  ------------  ---------
Total Non Cash
  Write-offs............  $  11,429  $  10,799   $    8,322   $  13,906   $    6,235   $   7,671   $    3,545   $   4,126
Cash Outflows...........      8,332     24,201        9,840      22,693        9,046      13,647        4,803       8,844
                          ---------  ---------  ------------  ---------  ------------  ---------  ------------  ---------
                          $  19,761  $  35,000   $   18,162   $  36,599   $   15,281   $  21,318   $    8,348   $  12,970
                          ---------  ---------  ------------  ---------  ------------  ---------  ------------  ---------
                          ---------  ---------  ------------  ---------  ------------  ---------  ------------  ---------

NOTE 3. DEBT

    Long-term debt consisted of the following:

                                                                                         JANUARY 31,   FEBRUARY 1,
                                                                                             1998         1997
                                                                                         ------------  -----------
                                                                                              (IN THOUSANDS)
Senior unsecured notes.................................................................   $   --        $  53,077
Long-term portion of revolving credit facility.........................................       35,000       --
Installment notes and other obligations................................................       --              375
                                                                                         ------------  -----------
                                                                                              35,000       53,452
Less current portion...................................................................       --            9,469
                                                                                         ------------  -----------
Long-term debt.........................................................................   $   35,000    $  43,983
                                                                                         ------------  -----------
                                                                                         ------------  -----------

    In July 1997, the Company replaced its existing $65.3 million revolving credit facility and $56.5 million note agreement with a $100.0 million secured revolving credit facility with a bank. The facility matures in July 2000, and bears interest at the prime interest rate or the Eurodollar interest rate plus 1.75% (7.69% at January 31, 1998). The facility is secured by the Company's assets allowing the Company to borrow up to 65% of its eligible merchandise inventory to a maximum of $100.0 million.

    During Fiscal years 1997, 1996, and 1995, the highest aggregate balances outstanding under the revolver were $45.9 million, $65.3 million and $74.9 million, respectively. The weighted average interest rates during Fiscal years 1997, 1996 and 1995 based on average daily balances, were 8.58%, 11.01% and 10.40%, respectively. The balances outstanding under the Company's revolving credit agreements at Fiscal years ended 1997, 1996 and 1995 were $35.0 million, $0.0 and $65.3 million, respectively. The Company's policy is to classify $35.0 million of borrowing under its new revolving credit facility as long-term, since the Company has the intent and ability to maintain these obligations for longer than one year, or to refinance them on a long-term basis.

    At January 31, 1998, the fair market value of this revolving credit facility approximates the carrying value.

    Interest paid during Fiscal years 1997, 1996 and 1995 was approximately $5.8 million, $11.8 million and $16.0 million, respectively.

             TRANS WORLD ENTERTAINMENT CORPORATION AND SUBSIDIARIES

NOTE 4. INCOME TAXES

    Income tax expense (benefit) consists of the following:

                                                                                           FISCAL YEAR
                                                                                 --------------------------------
                                                                                   1997       1996        1995
                                                                                 ---------  ---------  ----------

                                                                                          (IN THOUSANDS)
Federal--current...............................................................  $  10,813  $   1,364  $   (9,117)
State--current.................................................................      1,306        231         253
Deferred.......................................................................      1,370      3,023      (5,446)
                                                                                 ---------  ---------  ----------
                                                                                 $  13,489  $   4,618  $  (14,310)
                                                                                 ---------  ---------  ----------
                                                                                 ---------  ---------  ----------

    A reconciliation of the Company's effective tax rates with the federal statutory rate is as follows:

                                                                                                      FISCAL YEAR
                                                                                            -------------------------------
                                                                                              1997       1996       1995
                                                                                            ---------  ---------  ---------
Federal statutory rate....................................................................       35.0%      35.0%     (35.0)%
State income taxes (benefit), net of Federal income tax effect............................        3.0%       4.7%      (1.5)%
Other.....................................................................................        1.6%      (0.3)%       0.4%
                                                                                                  ---        ---  ---------
Effective income tax rate.................................................................       39.6%      39.4%     (36.1)%
                                                                                                  ---        ---  ---------
                                                                                                  ---        ---  ---------

             TRANS WORLD ENTERTAINMENT CORPORATION AND SUBSIDIARIES

NOTE 4. INCOME TAXES (CONTINUED)
    Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                                         JANUARY 31,   FEBRUARY 1,
                                                                                             1998         1997
                                                                                         ------------  -----------
                                                                                              (IN THOUSANDS)
CURRENT DEFERRED TAX ASSETS
Restructuring reserve..................................................................   $    5,205    $   8,556
                                                                                         ------------  -----------
Total Current Deferred Tax Assets......................................................        5,205        8,556
                                                                                         ------------  -----------
CURRENT DEFERRED TAX LIABILITIES
Inventory valuation....................................................................        5,177        5,463
Other..................................................................................          252          319
                                                                                         ------------  -----------
Total Current Deferred Tax Liabilities.................................................        5,429        5,782
                                                                                         ------------  -----------
Net Current Deferred Tax Assets (Liabilities)..........................................   $     (224)   $   2,774
                                                                                         ------------  -----------
                                                                                         ------------  -----------
NON-CURRENT DEFERRED TAX ASSETS
Accrued rent, lease accounting.........................................................   $    3,046    $   2,824
Capitalized leases.....................................................................          895          829
Book over tax depreciation.............................................................          623       --
Other..................................................................................          254          148
                                                                                         ------------  -----------
Total Non-Current Deferred Tax Assets..................................................        4,818        3,801
                                                                                         ------------  -----------
NON-CURRENT DEFERRED TAX LIABILITIES
Tax over book depreciation.............................................................       --              588
Other..................................................................................           92          115
                                                                                         ------------  -----------
Total Non-Current Deferred Tax Liabilities.............................................           92          703
                                                                                         ------------  -----------
Net Non-Current Deferred Tax Asset.....................................................   $    4,726    $   3,098
                                                                                         ------------  -----------
                                                                                         ------------  -----------
TOTAL NET DEFERRED TAX ASSET...........................................................   $    4,502    $   5,872
                                                                                         ------------  -----------
                                                                                         ------------  -----------

    In assessing the propriety of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the taxable income in the three previous tax years to which tax loss carryback can be applied. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of projected future taxable income over the periods in which the deferred tax assets are deductible management believes it is more likely than not that the Company will realize the benefits of those deductible differences. The amount of the deferred tax asset considered realizable could be reduced if estimates of future taxable income during the carryforward period are reduced.

    The Company paid income taxes of approximately $0.3 million, $0.3 million and $2.2 million during Fiscal years 1997, 1996 and 1995, respectively.

             TRANS WORLD ENTERTAINMENT CORPORATION AND SUBSIDIARIES

NOTE 5. LEASES

    The Company leases its distribution center and administrative offices under two leases, dated April 1, 1985 and November 1, 1989, from its Chief Executive Officer and principal shareholder. The leases are classified as capital leases for accounting purposes. Aggregate rental payments under both leases were $1.2 million for Fiscal years 1997, 1996 and 1995. Biennial increases are contained in each lease based on the Consumer Price Index with the next scheduled increase on January 1, 2000. Both leases expire in the year 2015.

    Fixed asset amounts for all capitalized leases are as follows:

                                                                                         JANUARY 31,   FEBRUARY 1,
                                                                                             1998         1997
                                                                                         ------------  -----------
                                                                                              (IN THOUSANDS)
Buildings..............................................................................   $    7,105    $   7,105
Fixtures and equipment.................................................................        1,625        1,625
                                                                                         ------------  -----------
                                                                                               8,730        8,730
Allowances for depreciation and amortization...........................................        4,291        4,034
                                                                                         ------------  -----------
                                                                                          $    4,439    $   4,696
                                                                                         ------------  -----------
                                                                                         ------------  -----------

    The Company leases substantially all of its stores, many of which contain renewal options, for periods ranging from five to twenty-five years, with the majority being ten years. Most leases also provide for payment of operating expenses, real estate taxes, and for additional rent based on a percentage of sales.

    Net rental expense was as follows:

                                                                                           FISCAL YEAR
                                                                                 -------------------------------
                                                                                   1997       1996       1995
                                                                                 ---------  ---------  ---------

                                                                                         (IN THOUSANDS)
Minimum rentals................................................................  $  50,237  $  49,653  $  57,420
Contingent rentals.............................................................        719        274        246
                                                                                 ---------  ---------  ---------
                                                                                 $  50,956  $  49,927  $  57,666
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------

             TRANS WORLD ENTERTAINMENT CORPORATION AND SUBSIDIARIES

NOTE 5. LEASES (CONTINUED)
    Future minimum rental payments required under all leases that have initial or remaining noncancelable lease terms in excess of one year at January 31, 1998 are as follows:

                                                                                           OPERATING   CAPITALIZED
                                                                                            LEASES       LEASES
                                                                                          -----------  -----------
                                                                                               (IN THOUSANDS)
1998....................................................................................  $    43,486   $   1,294
1999....................................................................................       49,865       1,294
2000....................................................................................       47,404       1,294
2001....................................................................................       43,920       1,294
2002....................................................................................       38,174       1,294
Thereafter..............................................................................      118,663      16,473
                                                                                          -----------  -----------
Total minimum payments required.........................................................  $   341,512      22,943
                                                                                          -----------  -----------
                                                                                          -----------  -----------
Amounts representing interest...........................................................                   16,435
                                                                                                       -----------
Present value of minimum lease payments.................................................                    6,508
Less current portion....................................................................                       99
                                                                                                       -----------
Long-term capital lease obligations.....................................................                $   6,409
                                                                                                       -----------
                                                                                                       -----------

NOTE 6. BENEFIT PLANS

    STOCK OPTION PLANS: Under the Company's 1986 Stock Option Plan and 1994 Stock Option Plan (the "Plans"), the Compensation Committee of the Board of Directors may grant options to acquire shares of common stock to employees of the Company and its subsidiaries at the fair market value of the common stock on the date of grant. Under the Plans, options generally become exercisable commencing one year from the date of grant in increments of 25% per year with a maximum term of ten years. Shares authorized for issuance under the 1986 and 1994 Stock Option Plans were 2,200,000 and 2,000,000 (adjusted), respectively. As of June 1, 1995, the Company stopped issuing stock options under the 1986 Stock Option Plan. At January 31, 1998, of the 4,200,000 options authorized for issuance under the Plans, 2,812,741 have been granted and are outstanding, 572,647 of which were vested and exercisable. Shares available for future grants at January 31, 1998 and February 1, 1997 were 510,974 and 1,391,772, respectively. The following table summarizes information about the stock options outstanding under the Plans at January 31, 1998:

                                                                     OUTSTANDING                      EXERCISABLE
                                                      -----------------------------------------  ----------------------
                                                                                     WEIGHTED                WEIGHTED
                                                                       AVERAGE        AVERAGE                 AVERAGE
                      EXERCISE                                        REMAINING      EXERCISE                EXERCISE
                    PRICE RANGE                         SHARES          LIFE           PRICE      SHARES       PRICE
----------------------------------------------------  -----------  ---------------  -----------  ---------  -----------
$1.13 - $ 1.82......................................      272,118           7.3      $    1.80     114,618   $    1.80
 2.32 -   2.63......................................      912,123           8.2           2.38      73,029        2.37
 3.00 -   3.69......................................      230,000           8.4           3.07      57,500        3.07
 4.00 -   6.88......................................      598,500           8.4           5.97     141,500        6.71
 7.13 -  16.80......................................      800,000           7.9          14.46     186,000        7.39
                                                      -----------                                ---------
Total...............................................    2,812,741           8.1      $    6.58     572,647   $    5.03
                                                      -----------                                ---------
                                                      -----------                                ---------

             TRANS WORLD ENTERTAINMENT CORPORATION AND SUBSIDIARIES

NOTE 6. BENEFIT PLANS (CONTINUED)
    The Company also has a stock option plan for non-employee directors (the "1990 Plan"). Options under this plan are granted at 85% of the fair value at the date of grant. Under the 1990 Plan, options generally become exercisable commencing one year from the date of grant in increments of 25% per year with a maximum term of ten years. As of January 31, 1998, there were 500,000 shares authorized for issuance and 172,000 shares have been granted and are outstanding, 94,500 of which were vested and exercisable. There are 328,000 shares of common stock reserved for possible future option grants under the 1990 Plan. The following table summarizes information about the stock options outstanding under the 1990 Plan at January 31, 1998:

                                                                     OUTSTANDING                      EXERCISABLE
                                                      -----------------------------------------  ----------------------
                                                                                     WEIGHTED                WEIGHTED
                                                                       AVERAGE        AVERAGE                 AVERAGE
                      EXERCISE                                        REMAINING      EXERCISE                EXERCISE
                    PRICE RANGE                         SHARES          LIFE           PRICE      SHARES       PRICE
----------------------------------------------------  -----------  ---------------  -----------  ---------  -----------
$1.78 - $ 2.02......................................       18,000           7.7      $    1.90       6,750   $    1.86
 3.14 -   5.53......................................      113,000           7.0           4.73      46,750        5.20
 6.91 -  13.71......................................       41,000           3.5          10.88      41,000       10.88
                                                      -----------                                ---------
Total...............................................      172,000           6.2      $    5.90      94,500   $    7.43
                                                      -----------                                ---------
                                                      -----------                                ---------

    The following tables summarize activity under the 1986 and 1994 Plans and the 1990 Plan:

                                                 1986 AND 1994 PLANS                      1990 PLAN
                                         -----------------------------------  ----------------------------------
                                            NUMBER OF           OPTION           NUMBER OF          OPTION
                                         SHARES SUBJECT      PRICE RANGE      SHARES SUBJECT      PRICE RANGE
                                            TO OPTION         PER SHARE          TO OPTION         PER SHARE
                                         ---------------  ------------------  ---------------  -----------------
Balance Jan. 28, 1995..................       1,868,512   $    5.50 - $12.13        142,000    $  5.00 - $ 13.71
Granted................................         448,174        1.13 -   2.63         12,000          1.78
Exercised..............................
Canceled...............................        (555,150)       1.81 -  11.25        (23,000)       1.78 -   6.33
                                         ---------------                      ---------------
Balance Feb. 3, 1996...................       1,761,536        1.13 -  12.13        131,000        1.78 -  13.71
Granted................................       1,376,198        1.75 -   4.00          9,000          2.02
Exercised..............................          (6,772)       2.81 -   4.13
Canceled...............................      (1,114,486)       1.25 -  12.13
                                         ---------------                      ---------------
Balance Feb. 1, 1997...................       2,016,476        1.13 -   9.25        140,000        1.78 -  13.71
Granted................................       1,062,608        5.00 -  16.80         69,000        3.14 -   5.05
Exercised..............................        (191,169)       1.44 -   5.50         (5,000)         5.53
Canceled...............................         (75,174)       1.81 -   5.94        (32,000)       5.00 -  13.71
                                         ---------------                      ---------------
Balance Jan. 31, 1998..................       2,812,741   $    1.13 - $16.80        172,000    $   1.78 - $13.71
                                         ---------------                      ---------------
                                         ---------------                      ---------------

    The per share weighted-average fair value of the stock options granted during Fiscal years 1997, 1996 and 1995 was $4.14, $1.05 and $0.57 respectively using the Black Scholes option pricing model, with the following weighted-average assumptions;

1997--expected dividend yield 0.0%, risk-free interest rate of 5.5%, expected life of five years and stock volatility of 48%;

             TRANS WORLD ENTERTAINMENT CORPORATION AND SUBSIDIARIES

NOTE 6. BENEFIT PLANS (CONTINUED)
1996--expected dividend yield 0.0%, risk-free interest rate of 6.7%, expected life of five years and stock volatility of 72%;

1995--expected dividend yield 0.0%, risk-free interest rate of 6.7%, expected life of five years and stock volatility of 47%

    The Company applies APB Opinion No. 25 in accounting for its Plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on fair value in accordance with SFAS 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

                                                                                           FISCAL YEAR
                                                                                 --------------------------------
                                                                                   1997       1996        1995
                                                                                 ---------  ---------  ----------
Net income (loss), as reported.................................................  $  20,574  $   7,102  ($  25,373)
Basic earnings (loss) per share, as reported...................................  $    1.05  $    0.36  ($    1.30)
Diluted earnings (loss) per share, as reported.................................  $    0.99  $    0.36  ($    1.30)

Pro forma net income (loss)....................................................  $  19,074  $   6,658  ($  25,476)
Pro forma basic earnings (loss) per share......................................  $    0.97  $    0.34  ($    1.31)
Pro forma diluted earnings (loss) per share....................................  $    0.92  $    0.34  ($    1.31)

    RESTRICTED STOCK PLAN: Under the 1990 Restricted Stock Plan, the Compensation Committee of the Board of Directors is authorized to grant awards for up to 600,000 restricted shares of Common Stock to executive officers and other key employees of the Company and its subsidiaries. The shares are issued as restricted stock and are held in the custody of the Company until all vesting restrictions are satisfied. If conditions or terms under which an award is granted are not satisfied, the shares are forfeited. Shares begin to vest under these grants after three years and are fully vested after five years, with vesting criteria which includes continuous employment until applicable vesting dates have expired. At January 31, 1998, a total of 150,000 shares have been granted, of which 50,000 were granted in 1996 with a fair market value of $118,750; the remaining 100,000 were granted in 1995 with a fair value on the date of grant of $232,500. As of January 31, 1998, a total of 30,000 of these shares had vested. Unearned compensation is recorded at the date of award, based on the market value of the shares, and is included as a separate component of shareholders' equity and is amortized over the applicable vesting period. The amount amortized to expense in Fiscal years 1997 and 1996 was approximately $70,000 and $107,000, respectively. At January 31, 1998, outstanding awards and shares available for grant totaled 150,000 and 450,000, respectively.

    401 (K) SAVINGS PLAN: The Company offers a 401(k) Savings Plan to eligible employees meeting certain age and service requirements. This plan permits participants to contribute up to 16% of their salary, including bonuses, up to the maximum allowable by Internal Revenue Service regulations. Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participant vesting of the Company's matching and profit sharing contribution is based on the years of service completed by the participant. Participants are fully vested upon the completion of four years of service. All participant forfeitures of nonvested benefits are used to reduce the Company's contributions in future years. The Company matching contribution totaled $529,000, $465,000 and $470,000 in Fiscal years 1997, 1996 and 1995, respectively.

             TRANS WORLD ENTERTAINMENT CORPORATION AND SUBSIDIARIES

NOTE 6. BENEFIT PLANS (CONTINUED)
    SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN (SERP): In 1997, the Company introduced a non-qualified Supplemental Executive Retirement Plan (SERP) effective March 1, 1997. The SERP, which is unfunded, provides eligible executives defined pension benefits that supplement benefits under other retirement arrangements. The annual benefit amount has been predetermined as part of the plan and vests based on years of service and age at retirement. For Fiscal year 1997, expenses related to the plan totaled approximately $361,000. The present value of the projected benefit obligation was approximately $2.3 million at January 31, 1998. The January 31,1998 Consolidated Balance Sheet includes $313,000 of accrued expense.

NOTE 7. SHAREHOLDERS' EQUITY

    On November 14, 1997, the shareholders approved an amendment to the Company's Certificate of Incorporation to increase authorized common shares from 20 million shares of $0.01 par value common stock to 50 million shares of $0.01 par value common stock. On that date, the Board of Directors approved a two-for-one common stock split to be distributed in the form of a 100% stock dividend. As a result, 9,898,758 were issued on December 15, 1997 to shareholders of record on December 1, 1997. Accordingly, amounts equal to the par value of the additional shares issued have been charged to additional paid-in capital and credited to common stock. All references throughout this annual report to number of shares, per share amounts, stock option data and market prices of the Company's common stock has been restated to reflect the stock split.

    At January 31, 1998 and February 1, 1997, the Company held 70,788 and 72,788 shares, respectively, in treasury stock resulting from the repurchase of common stock through open market purchases.

NOTE 8. STRAWBERRIES ACQUISITION

    On October 8, 1997 the Company acquired 90 out of a total of 118 stores owned by Strawberries, Inc., a privately-held non-mall music specialty retailer operating primarily in New England. The stores operate under the names "Strawberries" and "Waxie Maxie" and are primarily located in freestanding or strip center locations. The acquisition has been accounted for using the purchase method of accounting. At the time of the acquisition, the Company paid $21 million for the assets which included the fixed assets, merchandise inventories, other related current assets and $683,043 in goodwill. This goodwill is being amortized on a straight-line basis over a 15 year period.

    Pro forma results of operations including Strawberries for Fiscal years 1997 and 1996 are not presented because such information was not considered to be reliable because of Strawberries' bankruptcy filing.

NOTE 9. CONCENTRATION OF BUSINESS RISKS

    The Company purchases inventory for its stores from approximately 450 suppliers, with approximately 68% of purchases being made from six suppliers. In the past, the Company has not experienced difficulty in obtaining satisfactory sources of supply, and management believes that it will retain access to adequate sources of supply. However, a loss of a major supplier could cause a possible loss of sales, which would have an adverse affect on operating results and result in a decrease in vendor support for the Company's advertising programs.

             TRANS WORLD ENTERTAINMENT CORPORATION AND SUBSIDIARIES

NOTE 10. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                 FISCAL YEAR
                                                    ENDED                  FISCAL 1997 QUARTER ENDED
                                                 JANUARY 31,   --------------------------------------------------
                                                     1998        1/31/98      11/1/97      8/2/97       5/3/97
                                                 ------------  -----------  -----------  -----------  -----------
                                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Sales..........................................   $  571,314   $   242,041  $   114,737  $   105,024  $   109,512
Gross profit...................................      209,892        87,439       43,662       39,527       39,264
Net income (loss)..............................       20,574        21,291          979         (834)        (862)
Basic earnings (loss) per share................   $     1.05   $      1.08  $      0.05  $     (0.04) $     (0.04)
Diluted earnings (loss) per share..............   $     0.99   $      1.01  $      0.05  $     (0.04) $     (0.04)

                                                    FISCAL YEAR
                                                       ENDED               FISCAL 1996 QUARTER ENDED
                                                    FEBRUARY 1,  ----------------------------------------------
                                                       1997        2/1/97      11/2/96    8/3/96      5/4/96
                                                    -----------  -----------  ---------  ---------  -----------
                                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Sales.............................................   $ 481,657   $   180,735  $  97,583  $  96,717  $   106,622
Gross profit......................................     172,705        64,703     36,217     34,616       37,169
Net income (loss).................................       7,102        14,710     (2,477)    (2,392)      (2,739)
Basic earnings (loss) per share...................   $    0.36   $      0.75  $   (0.13) $   (0.12) $     (0.14)
Diluted earnings (loss) per share.................   $    0.36   $      0.74  $   (0.13) $   (0.12) $     (0.14)

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Shareholder have agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co., Donaldson, Lufkin & Jenrette Securities Corporation,
NationsBanc Montgomery Securities LLC and EVEREN Securities, Inc. are acting as representatives, has severally agreed to purchase from the Company and the Selling Shareholder, the respective number of shares of Common Stock set forth opposite its name below:

                                                                NUMBER OF
                                                                SHARES OF
                        UNDERWRITER                           COMMON STOCK
-----------------------------------------------------------  ---------------
Goldman, Sachs & Co........................................        875,000
Donaldson, Lufkin & Jenrette Securities Corporation........        875,000
NationsBanc Montgomery Securities LLC......................        875,000
EVEREN Securities, Inc.....................................        175,000
BT Alex. Brown Incorporated................................        175,000
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated.....................................        175,000
Dain Rauscher Wessels, A Division of Dain Rauscher
  Incorporated.............................................         70,000
First Albany Corporation...................................         70,000
Genesis Merchant Group Securities LLC......................         70,000
C.L. King & Associates, Inc................................         70,000
Scott & Stringfellow, Inc..................................         70,000
                                                             ---------------
      Total................................................      3,500,000
                                                             ---------------
                                                             ---------------

    Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

    The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a concession of $0.78 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

    The Selling Shareholder has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 525,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 3,500,000 shares of Common Stock offered.

    The Company and the Selling Shareholder have agreed that, during the period beginning from the date of the Underwriting Agreement and continuing to and including the date 180 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to existing stock purchase and option plans) which are substantially similar to the shares of Common Stock or which are convertible into or exchangeable for securities which are substantially similar to the shares of Common Stock, without the prior written consent of the representatives, except for the shares of Common Stock offered in connection with the Offering.

    The Company and the Selling Shareholder have agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933.

    In connection with the Offering, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions, "passive" market making and purchases to cover syndicate short positions created in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company and the Selling Shareholder in the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Stock sold in the Offering for their account may be reclaimed by the syndicate if such shares of Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter-market or otherwise.

    As permitted by Rule 103 under the Exchange Act, Underwriters (and selling group members, if any) that are market makers ("passive market makers") in the Common Stock may make bids for or purchases of the Common Stock in the Nasdaq National Market until such time, if any, when a stabilizing bid for such securities has been made. Rule 103 generally provides that (i) a passive market maker's net daily purchase of Common Stock may not exceed 30% of its average daily trading volume in such securities for the two consecutive calendar months (or any 60 consecutive days ending within the ten days) immediately preceding the filing date of the registration statement of which this Prospectus forms a part, (ii) a passive market maker may not effect transactions or display bids for the Common Stock at a price that exceeds the highest independent bid for the Common Stock by persons who are not passive market makers and (iii) bids made by passive market makers must be identified as such.

                              [INSIDE BACK COVER]
                         [PHOTOGRAPHS OF STORE FRONTS]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                                  PAGE
                                                ---------
Prospectus Summary............................          3
Risk Factors..................................          8
Use of Proceeds...............................         11
Price Range of Common Stock...................         12
Dividend Policy...............................         12
Capitalization................................         13
Selected Consolidated Financial Data..........         14
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..................................         15
Business......................................         20
Management....................................         26
Principal and Selling Shareholder.............         28
Description of Capital Stock..................         29
Validity of Common Stock......................         31
Experts.......................................         31
Available Information.........................         31
Incorporation of Certain Documents by
  Reference...................................         31
Index to Consolidated Financial Statements....        F-1
Underwriting..................................        U-1

                                3,500,000 SHARES

                                  TRANS WORLD
                                 ENTERTAINMENT
                                  CORPORATION

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

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                                     [LOGO]

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                              GOLDMAN, SACHS & CO.
                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                             NATIONSBANC MONTGOMERY
                                 SECURITIES LLC

                            EVEREN SECURITIES, INC.

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